Form 10-K, Exhibit 13
period 1997-06-30
RIVAL CO
filed 1997-09-04
CIK 860194

Consolidated Statements of Earnings Data
(in thousands, except per share amounts)

Years ended June 30,         1997       1996       1995       1994       1993
-----------------------------------------------------------------------------
Net sales                $376,465   $313,864   $231,711   $229,233   $184,451
Cost of sales             278,455    230,207    168,406    162,703    130,979
                         --------   --------   --------   --------   --------
Gross profit               98,010     83,657     63,305     66,530     53,472
Selling, general and
 administrative expenses   63,809     50,561     34,461     37,483     30,005
Restructuring expenses      3,000          -          -          -          -
Amortization of
 goodwill and other
 intangible assets          3,069      2,432      1,774      1,635      1,347
                         --------   --------   --------   --------   --------
Operating income           28,132     30,664     27,070     27,412     22,120
Interest expense           10,081      7,117      4,216      4,113      3,560
Other expenses                 21        295        120        205        301
                         --------   --------   --------   --------   --------
Earnings before income
 taxes and extraordinary
 item                      18,030     23,252     22,734     23,094     18,259
Income tax expense          7,345      9,013      8,749      8,777      7,023
                         --------   --------   --------   --------   --------
Earnings before
 extraordinary item        10,685     14,239     13,985     14,317     11,236
Extraordinary loss,
 extinguishment of
 debt, net                      -          -          -          -        510
                         --------   --------   --------   --------   --------
Net earnings             $ 10,685   $ 14,239   $ 13,985   $ 14,317   $ 10,726
                         ========   ========   ========   ========   ========
Net earnings per share   $   1.08   $   1.43   $   1.47   $   1.51   $   1.14
                         ========   ========   ========   ========   ========
Dividends per share      $   0.24   $   0.20   $   0.16   $   0.12   $      -
                         ========   ========   ========   ========   ========
Weighted average common
 and common equivalent
 shares outstanding (1)     9,895      9,950      9,505      9,475      9,417
                         ========   ========   ========   ========   ========

(1) Stock options are included as common stock equivalents.




Consolidated Balance Sheet Data
(in thousands)

At June 30,                  1997       1996       1995       1994       1993
-----------------------------------------------------------------------------
Working capital          $ 84,819   $ 91,396   $ 60,293   $ 60,063   $ 52,225
Total assets              298,605    288,251    204,368    151,467    139,666
Long-term debt
 (less current portion)    84,000     88,000     42,000     46,000     50,000
Stockholders' equity      110,390    106,148     93,805     76,104     62,085

* The tables above should be read in conjunction with the Company's consolidated financial statements and notes, which appear herein on pages 20-31, inclusive.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Consolidated Statements of Earnings Data
(expressed as a percentage of sales)

Years ended June 30,                                  1997     1996     1995
-----------------------------------------------------------------------------
Net sales                                            100.0%   100.0%   100.0%
Cost of sales                                         74.0     73.3     72.7
                                                     ------   ------   ------
Gross profit                                          26.0     26.7     27.3
Selling, general and administrative expenses          16.9     16.1     14.9
Restructuring expenses                                 0.8      0.0      0.0
Amortization of goodwill and other intangible assets   0.8      0.8      0.7
                                                     ------   ------   ------
Operating income                                       7.5      9.8     11.7
Interest expense                                       2.7      2.3      1.8
Other expenses                                         0.0      0.1      0.1
                                                     ------   ------   ------
Earnings before income taxes                           4.8      7.4      9.8
Income tax expense                                     2.0      2.9      3.8
                                                     ------   ------   ------
Net earnings                                           2.8%     4.5%     6.0%
                                                     ======   ======   ======


Net Sales by Business Unit
($ in millions)
In order to better focus on each of its product lines and its broadened customer base, the Company is now managing its operations using a business unit approach. The business units identified by the Company are as follows:

   * Kitchen Electrics and Personal Care. This group sells products including Crock-Pot (REGISTERED TRADEMARK) slow cookers, toasters, ice cream freezers, can openers and massagers to retailers and two step distributors throughout the United States.
   * Home Environment. This group sells products including fans, air purifiers, humidifiers, electric space heaters, sump, well and utility pumps and household ventilation to retail customers throughout the United States.
   * Industrial and Building Supply. Our industrial group sells products including industrial fans and drum blowers, household ventilation, ceiling fans, door chimes, electric heaters and household convenience items to electrical and industrial wholesale distributors throughout the United States.
   * International. Our international group sells the Company's products in Canada and Europe from its sales and distribution facilities in Toronto and the Netherlands. It also ships products from the United States to distributors in Latin America and Asia.

Sales by business unit and direct consumer sales are reflected in the charts below as if the Company had used the business unit approach for each of the prior three years.

(PIE CHART)
1995
----
Kitchen Electrics            $161.6
Consumer                        3.8
Home Environment               55.6
Industrial/Building Supply      3.8
International                   6.9
                             ------
                             $231.7


(PIE CHART)
1996
----
Kitchen Electrics            $178.9
Consumer                        3.4
Home Environment               91.8
Industrial/Building Supply     26.9
International                  12.9
                             ------
                             $313.9


(PIE CHART)
1997
----
Kitchen Electrics            $188.8
Consumer                        4.6
Home Environment              116.5
Industrial/Building Supply     30.8
International                  35.8
                             ------
                             $376.5
Page 15

General
The Company's sales grew from $313.9 million in fiscal 1996 to $376.5 million in fiscal 1997. The growth was the result of three acquisitions:

   * Fasco Consumer Products, Inc. ("Fasco") which manufactures an assortment of products including household ventilation, ceiling fans, door chimes and heaters was acquired in January 1996. Fasco generates annual sales of approximately $30.0 million in the home center, building supply and electrical distribution channels.

   * Bionaire, Inc. ("Bionaire") which assembles and sells air purifiers and humidifiers for household use was acquired in April 1996. Bionaire has annual sales of approximately $50.0 million with retail distribution in the U.S., Canada and Europe.

   * Dazey. In January 1997, the Company acquired certain assets, primarily consisting of inventory, equipment and tooling, for the manufacture and sale of products including fryers, combination cookers, skillets, indoor grills and waffle makers. Sales of these products, which will be marketed under the Rival brand name, are estimated to be approximately $20 million annually.

   Together, Fasco, Bionaire and Dazey contributed approximately $88.6 million to fiscal 1997 sales. Fasco and Bionaire contributed approximately $24.5 million to fiscal 1996 sales. Exclusive of these acquisitions, sales were generally flat as the Company's home environment and industrial/building supply business units worked to integrate the Fasco and Bionaire product lines. The kitchen electrics group solidified market share gains achieved in fiscal 1996 when sales of these products grew by more than 10%.
   The vast majority of the Company's sales are in product lines which are relatively mature and provide a stable base of revenues. Future growth is expected to be generated primarily from 1) the introduction of new products and product lines under each of the Company's brand names, 2) expansion and enhancement of the customer base and distribution for Patton and Fasco products, 3) future acquisitions and 4) increased sales through international markets.


(BAR CHART)
Net Sales
(Millions of Dollars)

1993     184.5
1994     229.2
1995     231.7
1996     313.9
1997     376.5


(BAR CHART)
Operating Income*
(Millions of Dollars)

1993     22.1
1994     27.4
1995     27.1
1996     30.7
1997     31.1

* (excluding restructuring charge)


Fiscal 1997 Compared to Fiscal 1996
Net Sales
Net sales increased $62.6 million to $376.5 million for the year ended June 30, 1997 ("fiscal 1997") compared to $313.9 million for the year ended June 30, 1996 ("fiscal 1996"). The acquisitions of Fasco, Bionaire and Dazey between January 1996 and January 1997 contributed $64.1 million in incremental sales. Excluding these acquired businesses, sales in the kitchen electrics business unit increased approximately $3.5 million or two percent due to new product introductions in the iron and massager categories. Industrial sales were adversely affected by a $4.0 million decrease in sales of fans and drum blowers due to unusually mild weather. The growth in the home environment and international business units was generally consistent with incremental sales from the Fasco and Bionaire acquisitions.

Gross Profit
Gross profit was $98.0 million (26.0% of net sales) in fiscal 1997 compared to $83.7 million (26.7% of net sales) in fiscal 1996. The decline in gross margins was the result of unfavorable manufacturing variances caused by excess plant capacity together with high service returns from retail customers. The under utilization in manufacturing was the result of recent acquisitions and has been addressed through the closing of two plants in Montreal, Canada and in Peru, Indiana. Additionally, production in the Sweet Springs, Missouri plant was significantly curtailed as the facility is now being used as a centralized return center to more effectively process and inspect customer returns.

Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $63.8 million (16.9% of net sales) in fiscal 1997 compared to $50.6 million (16.1% of net sales) in fiscal 1996. Selling expenses increased as a percentage of net sales from 12.7% to 13.4%. The higher expenses as a percentage of net sales are due, in part, to the full year impact of the international and industrial sales contributed by the Bionaire and Fasco acquisitions. Although the Company expects to reduce selling expenses of these business units as a percentage of net sales in the future, they will likely continue to be higher than the kitchen electrics and home environment business units. Distribution expenses also increased as a percentage of net sales due to inefficiencies caused by congestion in the Clinton, Missouri distribution center. A new distribution center was opened in July 1997 in Sedalia, Missouri in order to increase shipping capacity and improve efficiency. General and administrative expenses were $13.5 million (3.6% of net sales) in fiscal 1997 compared to $10.7 million (3.4% of net sales) in fiscal 1996. Costs incurred by the product engineering group were $3.8 million in fiscal 1997 compared to $2.7 million in fiscal 1996 as the Company increased its spending on product development. Other general and administrative costs increased at rates consistent with the sales growth.

Restructuring Charge
A restructuring charge of $3.0 million was recognized in fiscal 1997 as a result of the decision to close the Montreal, Canada production and shipping facility together with the consolidation of certain Canadian administrative functions. The Montreal facility was acquired as part of the Bionaire acquisition in April 1996. The closing reflects efforts by the Company to reduce its excess plant capacity and is expected to save nearly $3.0 million annually. The restructuring cost reflects the estimated cost of future lease obligations in excess of projected sublease income as well as severance costs.

Interest Expense
Interest expense was $10.1 million in fiscal 1997 compared to $7.1 million in fiscal 1996. Total average borrowings increased from $106 million to $154 million due to the three acquisitions made between January 1996 and January 1997 together with higher working capital requirements. Average interest rates declined from 6.7% in fiscal 1996 to 6.4% in fiscal 1997 due to lower rates on the revolving credit facility.

Income Taxes
Effective income tax rates were 40.7% in fiscal 1997 compared to 38.8% in fiscal 1996. The statutory rate was 35% in each year. The difference between the statutory rate and the effective rate is primarily due to nondeductible amortization of goodwill recorded as a result of the 1986 acquisition of the Company and the 1996 acquisition of Bionaire. Additional differences arise due to state income taxes and differences between the rate of taxation between the Company's U.S. and international operations. In fiscal 1997, the Company's Canadian operations operated at a loss as a result of the aforementioned restructuring charge. The tax benefit recognized by the Company on the Canadian loss was below the U.S. statutory rate.

Net Earnings
Net earnings were $10.7 million ($1.08 per share) in fiscal 1997 compared to $14.2 million ($1.43 per share) in fiscal 1996 due to the higher interest costs and the restructuring charge discussed above. Average shares outstanding declined slightly due to the repurchase of 295,000 shares in April 1997 and May 1997.


Fiscal 1996 Compared to Fiscal 1995
Net Sales
Net sales increased $82.2 million to $313.9 million for fiscal 1996 compared to $231.7 million for the year ended June 30, 1995 ("fiscal 1995"). The majority ($61.6 million) of the $82.2 million increase reflected the sales contributions of Patton, Fasco and Bionaire, companies acquired between April 1995 and April 1996. Excluding these acquired businesses, sales increased by $20.6 million (9%), primarily from a $17.3 million increase in kitchen electrics and personal care sales. A modest price increase combined with higher unit sales, especially of toasters and Crock-Pot (REGISTERED TRADEMARK) slow cookers, contributed to the sales growth.

Gross Profit
Gross profit was $83.7 million (26.7% of net sales) in fiscal 1996 compared to $63.3 million (27.3% of net sales) in fiscal 1995. The decline in the gross margin as a percentage of sales was the result of low margins on sales of Patton products caused by the high cost of component inventories purchased in the April 1995 acquisition, and unfavorable variances resulting from failure of overseas suppliers to deliver components.


(BAR CHART)
Interest Expense
(Millions of Dollars)

1993      3.6
1994      4.1
1995      4.2
1996      7.1
1997     10.1


(BAR CHART)
Stockholders' Equity
(Millions of Dollars)

1993      62.1
1994      76.1
1995      93.8
1996     106.1
1997     110.4

Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $51.3 million (16.3% of net sales) in fiscal 1996 compared to $34.9 million (15.0% of net sales) in fiscal 1995. Selling expenses increased as a percentage of net sales from 11.2% to 12.7%. The higher selling expense percentage was primarily the result of the operations of Fasco and Bionaire. Excluding these businesses, selling expenses were 11.6% as compared to 11.2% in the prior year with the increase being the result of incremental spending on print and television advertising to promote the Crock-Pot (REGISTERED TRADEMARK) slow cooker. Selling expenses for Fasco and Bionaire totaled $5.8 million (24.3% of net sales). These expenses were especially high due to the seasonality of Bionaire sales (Bionaire was acquired in the fourth fiscal quarter and less than 10% of annual volume is shipped during such quarter) and the incomplete integration of Bionaire and Fasco businesses into the consolidated entity. General and administrative expenses were $11.4 million in fiscal 1996 compared to $8.9 million in 1995. The increase was generally required to support the company's growth. General and administrative expenses as a percentage of net sales declined from 3.8% to 3.6%.

Interest Expense
Interest expense was $7.1 million in fiscal 1996 compared to $4.2 million in fiscal 1995. Total average borrowings increased from $66 million to $106 million due to the aforementioned acquisitions. The average interest rate increased from 6.1% to 6.7% as a result of higher interest rates on the revolving credit facility and the issuance of 10 year notes in April 1996 at an interest rate of 7.21%.

Income Taxes
Effective income tax rates were 38.8% in fiscal 1996 compared to 38.5% in fiscal 1995. The statutory rate was 35% in each year. The difference between the statutory rate and the effective rate is primarily due to nondeductible amortization of goodwill recorded as a result of the 1986 acquisition of the Company, provisions for state income taxes and differences between the rate of taxation between the Company's U.S. and international operations.

Net Earnings
Net earnings were $14.2 million ($1.43 per share) in fiscal 1996 compared to $14.0 million ($1.47 per share) in fiscal 1995. The decrease in net earnings per share reflects additional shares issued by the Company in conjunction with the acquisition of Patton.


Liquidity & Capital Resources
The Company generated earnings plus depreciation and amortization of $20.9 million in fiscal 1997, $22.5 million in fiscal 1996 and $20.6 million in fiscal 1995. In recent years, the Company has used its operating cash flows to make significant investments in its business as evidenced by the $83.9 million spent on four acquisitions and the investment of $23.2 million in plant and equipment during the three years ended June 30, 1997.
   Cash provided by operating activities was $19.4 million in fiscal 1997, $3.7 million in fiscal 1996 and $9.2 million in fiscal 1995. The amount of net cash provided by operating activities can fluctuate significantly as a result of changes in accounts receivable and inventory balances.
   Investing activities have resulted in a net use of cash during each of the past three fiscal years due to expenditures for property, plant and equipment together with acquisitions. Capital expenditures were $12.5 million in fiscal 1997, $5.9 million in fiscal 1996 and $4.9 million in fiscal 1995. The fiscal 1997 expenditures included $3.2 million for the construction of a 200,000 square foot distribution center which was completed in July 1997 at a total cost of approximately $4.0 million.

(BAR CHART)
Net Earnings
(Millions of Dollars)

1993      10.7
1994      14.3
1995      14.0
1996      14.2
1997      10.7


(BAR CHART)
Dividends per Share

1993      0.00
1994      0.12
1995      0.16
1996      0.20
1997      0.24


(BAR CHART)
Total Assets
(Millions of Dollars)

1993      139.7
1994      151.5
1995      204.4
1996      288.3
1997      298.6

   Cash flows from financing activities in fiscal 1997 consisted of $13.2 million in net borrowings under its revolving credit facilities. In fiscal 1996, the Company borrowed $50 million in a private placement under a ten year, 7.21% unsecured note purchase agreement. The proceeds of the private placement were used to repay borrowings which had accumulated under a revolving credit agreement as a result of acquisitions.
   The Company's operations require significant amounts of working capital, particularly during the fall of each year. Sales are on terms which generally range from 30 days to 75 days, resulting in substantial accounts receivable balances. Due to the seasonal nature of the business, the Company builds inventory levels during the spring and summer in anticipation of a heavy August through November selling season for the kitchen electrics products and some seasonal home environment items such as humidifiers and heaters. Historically, inventory levels peak in August. The Company relies on revolving credit loans to finance these working capital requirements.
   As of June 30, 1997, the Company had $88 million in long term debt (including $4 million current portion) and $85 million in revolving loan commitments. Revolving credit loans outstanding were $65.1 million as of such date. The long term debt requires annual principal payments ranging from $4.0 million to $7.0 million over the next five years and has a final maturity in 2008. The revolving credit facilities include a $75 million U.S. bank line and a Canadian facility for the Canadian dollar equivalent of U.S. $10.0 million. The U.S. revolving credit facility expires in June 1999 and currently bears interest at a floating rate of LIBOR plus .75%. In addition, the Company is required to pay a fee of .25% on the unused portion of the commitment.
   The term notes and the revolving credit loans include financial covenants regarding minimum net worth, minimum fixed charge coverage ratios and maximum leverage ratios. The borrowings under the U.S. revolving credit facility are required to be $45 million or less for a period of 45 consecutive days each year. No assets of the Company are pledged to secure any indebtedness.
   Management believes that cash generated from operations, together with the revolving loan commitments will be sufficient to meet its cash requirements for the foreseeable future.


Inflation
The Company believes that its business is not affected by inflation, except to the extent the economy in general is affected thereby.


Forward Looking Information
This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which may include statements concerning projection of revenues, income or loss, capital expenditures, capital structure, or other financial items, statements regarding the plans and objectives of management for future operations, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements, and other statements which are other than statements of historical fact.
   These statements appear in a number of places in this annual report and include statements regarding the intent, belief, or current expectations of the Company's management with respect to (i) the demand and price for the Company's products and services, (ii) the Company's competitive position,
(iii) the supply and price of materials used by the Company, (iv) the cost and timing of the completion of new or expanded facilities, or (v) other trends affecting the Company's financial condition or results of operations.
   Statements made throughout this report are based on current estimates of future events, and the Company has no obligation to update or correct these estimates.
   Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of these various factors.

(BAR CHART)
Working Capital
(Millions of Dollars)

1993       52.2
1994       60.1
1995       60.3
1996       91.4
1997       84.8


(BAR CHART)
Long-Term Debt
(Millions of Dollars)

1993       50.0
1994       46.0
1995       42.0
1996       88.0
1997       84.0

Consolidated Balance Sheets
(in thousands)

June 30,                                                      1997       1996
-----------------------------------------------------------------------------
Assets
Current assets:
   Cash                                                   $    194   $  1,503
   Accounts receivable (net of allowance for collection
    losses and discounts of $2,558 and $2,785 in 1997
    and 1996, respectively)                                 74,663     74,103
   Inventories                                             105,287    102,030
   Deferred income tax charges                               2,584      1,602
   Prepaid expenses                                          1,375      2,142
                                                          --------   --------
   Total current assets                                    184,103    181,380
Property, plant and equipment, net                          46,695     40,345
Goodwill                                                    62,314     60,086
Other assets                                                 5,493      6,440
                                                          --------   --------
                                                          $298,605   $288,251
                                                          ========   ========


Liabilities and Stockholders' Equity
Current liabilities:
   Notes payable to bank                                  $ 65,075   $ 51,896
   Current portion of long-term debt                         4,000      4,000
   Trade accounts payable                                   15,477     20,354
   Accrued interest                                          1,979      2,232
   Income taxes payable                                      1,231        197
   Other payables and accrued expenses                      11,522     11,305
                                                          --------   --------
      Total current liabilities                             99,284     89,984

Long-term debt, less current portion                        84,000     88,000
Deferred income taxes and other liabilities                  4,931      4,119
Stockholders' equity
   Common Stock; $0.01 par value.
      Authorized 15,000,000 shares; issued, 9,769,244
      in 1997 and 9,755,064 in 1996; outstanding,
      9,448,847 in 1997 and 9,729,667 in 1996                   98         97
   Paid-in capital                                          45,656     45,488
   Foreign currency translation                               (632)      (468)
   Treasury stock, at cost                                  (4,438)      (310)
   Retained earnings                                        69,706     61,341
                                                          --------   --------
      Total stockholders' equity                           110,390    106,148
                                                          --------   --------

   Commitments and contingencies                          $298,605   $288,251
                                                          ========   ========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings
(in thousands, except per share amounts)

Years ended June 30,                                 1997      1996      1995
-----------------------------------------------------------------------------
Net sales                                        $376,465  $313,864  $231,711
Cost of sales                                     278,455   230,207   168,406
                                                 --------  --------  --------
   Gross profit                                    98,010    83,657    63,305
Selling expenses                                   50,352    39,884    26,019
General and administrative expenses                13,457    10,677     8,442
Restructuring expenses                              3,000         -         -
Amortization of goodwill and
 other intangible assets                            3,069     2,432     1,774
                                                 --------  --------  --------
      Operating income                             28,132    30,664    27,070
                                                 --------  --------  --------
Other expenses:
   Interest expense                                10,081     7,117     4,216
   Miscellaneous, net                                  21       295       120
                                                 --------  --------  --------
      Total other expenses                         10,102     7,412     4,336
                                                 --------  --------  --------
Earnings before income taxes                       18,030    23,252    22,734
Income tax expense                                  7,345     9,013     8,749
                                                 --------  --------  --------
Net earnings                                     $ 10,685  $ 14,239  $ 13,985
                                                 ========  ========  ========
Weighted average common and
 common equivalent shares outstanding               9,895     9,950     9,505
                                                 ========  ========  ========
Net earnings per share                           $   1.08  $   1.43  $   1.47
                                                 ========  ========  ========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

                                                      Foreign                           Total
                                   Common  Paid-In   Currency    Treasury  Retained  Stockholders'
                                    Stock  Capital  Translation   Stock    Earnings     Equity
-----------------------------------------------------------------------------------------------
Balance June 30, 1994                $93   $40,176    $(409)     $  (310)  $36,554     $ 76,104
Common stock issued - 9,370 shares     -        43        -            -         -           43
Foreign currency translation
 adjustments                           -         -       14            -         -           14
Compensation expense from issuance
 of non-qualified stock options,
 net of income tax benefit of $18      -        32        -            -         -           32
Income tax benefit recognized upon
 exercise of non-qualified stock
 options                               -        43        -            -         -           43
Purchase of common stock for
 treasury - 427,100 shares             -         -        -       (6,824)        -       (6,824)
Common stock issued relative to the
 acquisition of a business -
 850,000 shares                        4     5,072        -        6,824         -       11,900
Dividends paid                         -         -        -            -    (1,492)      (1,492)
Net earnings                           -         -        -            -    13,985       13,985
                                     ----------------------------------------------------------


Balance June 30, 1995                 97    45,366     (395)        (310)   49,047       93,805
Common stock issued - 14,734 shares    -        30        -            -         -           30
Foreign currency translation
 adjustments                           -         -      (73)           -         -          (73)
Income tax benefit recognized upon
 exercise of non-qualified stock
 options                               -        92        -            -         -           92
Dividends paid                         -         -        -            -    (1,945)      (1,945)
Net earnings                           -         -        -            -    14,239       14,239
                                     ----------------------------------------------------------


Balance June 30, 1996                 97    45,488     (468)        (310)   61,341      106,148
Common stock issued - 14,180 shares    1       138        -            -         -          139
Foreign currency translation
 adjustments                           -         -     (164)           -         -         (164)
Income tax benefit recognized upon
 exercise of non-qualified stock
 options                               -        30        -            -         -           30
Purchase of common stock for
treasury - 295,000 shares              -         -        -       (4,128)        -       (4,128)
Dividends paid                         -         -        -            -    (2,320)      (2,320)
Net earnings                           -         -        -            -    10,685       10,685
                                     ----------------------------------------------------------
Balance June 30, 1997                $98   $45,656    $(632)     $(4,438)  $69,706     $110,390
                                     ==========================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands)

Years ended June 30,                                 1997      1996      1995
-----------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net earnings                                      $10,685   $14,239   $13,985
Adjustments to reconcile net earnings to
 net cash provided by operating activities:
   Depreciation and amortization                   10,246     8,293     6,638
   Provision for losses on accounts receivable        986       463       356
   Deferred income taxes                             (432)     (402)      260
   Other                                              292       433        75
   Changes in assets and liabilities,
    net of acquisitions:
      Accounts receivable                          (1,546)  (15,101)   (2,610)
      Inventories                                   2,499    (3,727)   (5,435)
      Prepaid expenses                                767       455       248
      Income taxes                                  1,034      (380)      171
      Accounts payable and accruals                (5,103)     (567)   (4,537)
                                                  -------   -------   -------
         Total adjustments                          8,743   (10,533)   (4,834)
                                                  -------   -------   -------
   Net cash provided by operating activities       19,428     3,706     9,151
                                                  -------   -------   -------

Cash Flows From Investing Activities:
Capital expenditures                              (12,460)   (5,873)   (4,905)
Acquisition of businesses                         (10,922)  (47,670)  (25,269)
Other                                                 (61)     (619)      329
                                                  -------   -------   -------
   Net cash used in investing activities          (23,443)  (54,162)  (29,845)
                                                  -------   -------   -------

Cash Flows From Financing Activities:
Borrowings under working capital loans             89,529   122,854    85,627
Repayment of working capital loans                (76,350) (115,100)  (52,600)
Borrowings under term loan agreements                   -    50,000         -
Repayment of long-term debt                        (4,000)   (4,000)   (4,000)
Net proceeds from issuance of common stock            139        30        43
Dividends paid                                     (2,320)   (1,945)   (1,492)
Purchase of common stock for treasury              (4,128)        -    (6,824)
                                                  -------   -------   -------
   Net cash provided by financing activities        2,870    51,839    20,754
                                                  -------   -------   -------

Effect of Exchange Rate Changes on Cash              (164)      (73)       14
                                                  -------   -------   -------
Net Increase (Decrease) in Cash                    (1,309)    1,310        74
Cash at Beginning of Period                         1,503       193       119
                                                  -------   -------   -------
Cash at End of Period                             $   194   $ 1,503   $   193
                                                  =======   =======   =======

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
Operations of The Rival Company and its Subsidiaries
The Rival Company and its subsidiaries ("the Company") design, manufacture and market small household appliances, personal care appliances, commercial and industrial fans, ventilation equipment as well as sump, well and utility pumps. The Company sells its products to retail and industrial customers, primarily in the U.S. and Canada. The Company's raw materials are readily available, and the Company is not dependent on any small group of suppliers.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of The Rival Company and its direct and indirect wholly-owned subsidiaries: Bionaire Corporation, Bionaire International B.V. ("Bionaire - Europe"), Fasco Consumer Products, Inc. ("Fasco"), Patton Electric Company, Inc. ("Patton"), Patton Electric (Hong Kong) Limited ("PEHK"), Rival Consumer Sales Corporation, The Rival Company of Canada, Ltd. ("Rival-Canada") and Waverly Products Company, Ltd. All significant intercompany account balances and transactions have been eliminated in consolidation.

Inventories
Approximately 43% of the Company's inventories are stated at the lower of LIFO (last-in, first-out method) cost or market at June 30, 1997 (45% at June 30, 1996). The balance of the inventories is stated at the lower of FIFO (first-in, first-out) cost or market.

Depreciation
Depreciation on property, plant and equipment is computed on a straight-line basis over the estimated useful lives of the assets which range from 3 to 10 years on furniture and fixtures as well as machinery and equipment and 10 to 40 years on buildings and improvements.

Goodwill
The excess of the purchase price paid in the 1986 acquisition of the Company over the estimated fair value of the net assets acquired (goodwill) is being amortized on a straight-line basis over a period of forty years. The goodwill resulting from subsequent acquisitions is being amortized on a straight-line basis over periods ranging from 15 to 30 years. The Company assesses the recoverability of goodwill and measures impairment, if any, by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows. Goodwill is reflected in the accompanying Consolidated Balance Sheets net of accumulated amortization of $14,448,000 and $12,220,000 at June 30, 1997 and 1996,
respectively.

Other Assets
Other assets include non-compete agreements with an aggregate unamortized balance of $3.3 million. Such agreements are being amortized on a straight-line basis over their contractual terms which range from three to eight years.

Income Taxes
The Company and its domestic subsidiaries file a consolidated federal income tax return.
   The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Research and Development
Research and development costs are expensed when incurred. Such costs were $4,477,000 in 1997, $3,136,000 in 1996 and $2,502,000 in 1995.

Self-insurance
The Company maintains a self-insurance program against general and product liability claims, as well as medical claims and workers' compensation claims, with excess coverage above the Company's self-insured retention. Provisions for such claims are accrued based upon the Company's estimate of its aggregate liability.

Net Sales
The Company recognizes revenue at the time products are shipped to its customers. Sales to one of the Company's customers were 26%, 26% and 28% of consolidated net sales for the years ended June 30, 1997, 1996 and 1995, respectively.
   The Company's customer base consists primarily of retailers and distributors who sell to retailers throughout the United States and Canada. As such, a significant concentration of the Company's business activity is with entities whose ability to meet their obligations with the Company is dependent upon prevailing economic conditions within the retail industry.

Foreign Currency Translation
Assets and liabilities in foreign currencies are translated into dollars at the rates prevailing at the balance sheet date. Revenues and expenses are translated at average rates for the year. The net exchange differences resulting from these translations are reported in stockholders' equity, net of tax effects.

Fair Value of Financial Instruments
The carrying amount of cash, accounts receivable, notes payable to bank and trade accounts payable approximates fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt ($86.8 million at June 30, 1997) was estimated using current interest rates for similar debt. The carrying amount of long-term debt at June 30, 1997 was $88.0 million. The fair value of the Company's interest rate swap agreement ($0.1 million at June 30, 1997) represents the estimated amount the Company would pay to settle the swap agreement. The Company has no other derivative financial instruments.

Net Earnings Per Share
Net earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding. Common stock options, which are common stock equivalents, have a dilutive effect on net earnings per common share in all periods and are therefore included in the computation of net earnings per common share.
   In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's quarter ending December 31, 1997. Retroactive application will be required. The Company believes the adoption of Statement No. 128 will not have a significant effect on its reported earnings per share.

Use of Estimates
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.


2. Acquisitions
On January 7, 1997, the Company acquired certain of the assets of Dazey Corporation. Assets acquired include the inventory, tooling, machinery and equipment for the production and sale of the kitchen product line of Dazey. Sales of these products, which will be marketed under the Rival brand name, are estimated to be approximately $20 million annually and contributed approximately $6.5 million to the Company's fiscal 1997 consolidated sales.
   The Company paid $9.9 million in cash for the assets of Dazey. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based upon their respective fair values. The allocation of the purchase price to assets acquired is as follows: inventories - $5.8 million; property, plant and equipment - $0.9 million and goodwill - $3.4 million. The Company also assumed liabilities of $0.2 million. The proforma effect of this acquisition on operating results for prior periods is not material.
   On January 2, 1996, the Company acquired 100% of the Common Stock of Fasco Consumer Products, Inc. ("Fasco"), a Fayetteville, North Carolina manufacturer of heating, ventilating and other convenience products that are distributed through wholesale and retail markets with annual sales of approximately $40 million at the date of acquisition. The Company paid $23.5 million in cash for the stock of Fasco together with a non-compete agreement from the seller and its affiliates.
   On April 3, 1996, the Company, through a wholly-owned Canadian subsidiary, completed the acquisition of Bionaire, Inc. ("Bionaire"). Bionaire, which had annual sales of approximately $57 million and was headquartered in Lachine, Quebec, assembles and markets air purifiers, humidifiers and related accessories such as replacement filters. The Company paid $25.0 million in cash for the stock of Bionaire.
   The consolidated operating results for the Company for the fiscal years ended June 30, 1996 and 1995 on a proforma basis as though the Fasco and Bionaire acquisitions had occurred on July 1, 1994 would be as follows
(in thousands, except per share amounts) (unaudited): net sales - $383,646 and $363,045; net earnings - $14,995 and $17,770; earnings per share - $1.51 and $1.74. The proforma results of operations are not necessarily indicative of the actual operating results that would have occurred had the acquisitions been consummated on July 1, 1994 or of future operating results on a combined basis.
   The operating results of Fasco, Bionaire and Dazey have been included in the consolidated results of the Company since the date of their respective acquisitions. During fiscal 1996, Fasco and Bionaire contributed $24.5 million in net sales. Fasco, Bionaire and Dazey contributed a combined $88.6 million in net sales in fiscal 1997.

3. Inventories
Inventories consist of (in thousands):

at June 30,                                                   1997       1996
-----------------------------------------------------------------------------
Raw materials and work in process                         $ 52,933   $ 42,470
Finished goods                                              57,794     64,103
                                                          --------   --------
                                                           110,727    106,573
Valuation to LIFO                                           (5,440)    (4,543)
                                                          --------   --------
                                                          $105,287   $102,030
                                                          ========   ========

   If LIFO inventories had been stated at the lower of FIFO cost or market, earnings before income taxes would have been $897,000, $761,000 and $544,000 higher for the years ended June 30, 1997, 1996 and 1995, respectively.


4. Property, Plant and Equipment
Property, plant and equipment is summarized as follows (in thousands):

at June 30,                                                    1997      1996
-----------------------------------------------------------------------------
Land                                                        $ 1,125   $   958
Buildings and improvements                                   23,993    19,601
Machinery and equipment                                      50,832    44,247
Furniture and fixtures                                        6,392     5,248
                                                            -------   -------
                                                             82,342    70,054
Less accumulated depreciation                               (35,647)  (29,709)
                                                            -------   -------
                                                            $46,695   $40,345
                                                            =======   =======


5. Notes Payable and Long-Term Debt
On April 15, 1996, the Company entered into a $75 million unsecured revolving line of credit with a group of banks (the "Revolving Credit Facility"). Borrowings under the Revolving Credit Facility bear interest at floating rates determined at the Company's option to be LIBOR plus .75% or prime. In addition, the Company is required to pay a fee of .25% per annum on the unused portion of the commitment. At June 30, 1997, $55.3 million was outstanding under the Revolving Credit Facility. Rival-Canada also has a revolving credit facility through a Canadian bank for the Canadian Dollar equivalent of U.S. $10 million. As of June 30, 1997, U.S. $9.8 million was outstanding under the credit line.
   On April 19, 1996, the Company sold $50 million in unsecured notes in a private placement. The notes bear interest at a rate of 7.21%, and have a final maturity in 2008. In conjunction with the sale of these notes, the Company entered into a twelve year interest rate swap transaction with Bank of America, N.A. in the notional amount of $25 million. The effect of the swap transaction was to convert the interest payment stream on $25 million of the notes to a variable rate which is approximately 0.45% above the prevailing six month LIBOR rate. Income or expense associated with the interest rate swap agreement is recognized on the accrual basis as an adjustment to interest expense.
   On July 23, 1993, the Company sold $50 million in unsecured notes in a private placement. These notes bear interest at a per annum rate of 6.42% which is paid semiannually and have a final maturity in 2003. The balance outstanding on June 30, 1997 was $38.0 million.
   Installment payments on the long-term debt for the next five fiscal years are as follows: 1998, $4,000,000; 1999, $6,000,000; 2000, $7,000,000; 2001,
$7,000,000; 2002, $7,000,000.
   The unsecured notes and the Revolving Credit Facility include financial covenants regarding minimum net worth, minimum fixed charge coverage ratio and maximum leverage ratios. At June 30, 1997, the Company had $15.7 million in unrestricted retained earnings available for future dividends.
   The year-end interest rate (exclusive of commitment fees) on working capital loans under the Revolving Credit Facility was 6.13% and 6.31% at June 30, 1997 and 1996, respectively.
   Total interest paid on all indebtedness during the years ended June 30, 1997, 1996 and 1995 was $10,334,000, $6,373,000 and $4,189,000, respectively.

6. Income Taxes
Income tax expense (benefit) is comprised of the following (in thousands):

Years ended June 30,                                   1997     1996     1995
-----------------------------------------------------------------------------
Current:
Federal                                              $6,690   $9,356   $7,629
State and local                                         640      549      811
Foreign                                                 447     (490)      49
                                                     ------   ------   ------
   Total current tax expense                          7,777    9,415    8,489
Deferred tax expense (benefit)                         (432)    (402)     260
                                                     ------   ------   ------
   Total income tax expense                          $7,345   $9,013   $8,749
                                                     ======   ======   ======

   The tax effects of temporary differences that result in deferred assets and (liabilities) are presented below (in thousands). There were no valuation allowances provided for deferred tax assets.

at June 30,                                                   1997      1996
-----------------------------------------------------------------------------
Depreciation                                               $(3,887)  $(3,516)
Inventory                                                   (1,297)   (1,436)
Pension plan costs                                            (392)     (469)
                                                           -------   -------
   Total deferred tax liabilities                           (5,576)   (5,421)
                                                           -------   -------

Bad debts                                                      416       461
Reserves not currently deductible                            2,157     1,876
Carryforward of Canadian income tax benefit                  1,014       500
Other                                                          245       408
                                                           -------   -------
   Total deferred tax assets                                 3,832     3,245
                                                           -------   -------
   Net deferred tax liabilities                            $(1,744)  $(2,176)
                                                           =======   =======

   A reconciliation of the U.S. statutory rates to the Company's effective tax rates is as follows:

Years ended June 30,                                    1997    1996    1995
-----------------------------------------------------------------------------
Income tax expense at statutory rate                    35.0%   35.0%   35.0%
State income tax expense net of
 federal income tax benefit                              2.3     1.5     2.4
Amortization of goodwill                                 2.9     1.8     1.7
Other                                                     .5      .5     (.6)
                                                        -----   -----   -----
   Effective tax rate                                   40.7%   38.8%   38.5%
                                                        =====   =====   =====

   Total income taxes paid, net of refunds, during the years ended June 30, 1997, 1996 and 1995 was $6,140,000, $9,703,000 and $8,275,000, respectively.
   The Company has foreign investment tax credits approximating $1,300,000 and domestic and foreign net operating loss carryforwards approximating $1,500,000 and $3,400,000, respectively, with respect to its acquisition of Bionaire. Utilization of these carryforwards is subject to limitation and such carryforwards expire starting in 2011 for domestic and 2001 for foreign.


7. Pension and Retirement Plans
The Company has noncontributory defined benefit pension and retirement plans covering salaried and certain hourly employees. The components of the net periodic pension cost of the plans are as follows (in thousands):

Years ended June 30,                                 1997      1996      1995
-----------------------------------------------------------------------------
Service cost-benefits earned during the period    $   663   $   566   $   535
Interest cost on projected benefit obligation         879       826       765
Actual return on plan assets                       (1,416)   (2,528)     (936)
Net amortization and deferral                         286     1,631       128
                                                  -------   -------   -------
Net periodic pension expense                      $   412   $   495   $   492
                                                  =======   =======   =======

   The following table sets forth the plans' funded status and the amounts included in the Company's Consolidated Balance Sheets (in thousands):

at June 30,                                                    1997      1996
-----------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligations:
   Vested                                                   $10,529   $ 9,536
   Non-vested                                                   776       771
                                                            -------   -------
   Accumulated benefit obligation                            11,305    10,307
Excess of projected benefit obligation over accumulated
 benefit obligation                                           1,693     1,655
                                                            -------   -------
Projected benefit obligation                                 12,998    11,962
                                                            =======   =======
Fair value of plan assets                                    15,146    13,959
                                                            =======   =======
Plan assets in excess of projected benefit obligation         2,148     1,997
Unrecognized net (gain) loss                                   (980)     (635)
Unrecognized prior service cost                                 700       231
Unrecognized net transition asset (amortized over 22 years)    (936)   (1,025)
                                                            -------   -------
Prepaid pension cost                                        $   932   $   568
                                                            =======   =======

   As of June 30, 1997, approximately 10% of pension plan assets were invested in cash equivalents, 34% were invested in an intermediate term bond fund which consisted primarily of U.S. Government obligations and 56% were invested in common stocks. Significant pension plan assumptions are as follows:

Years ended June 30,                                     1997    1996    1995
-----------------------------------------------------------------------------
Discount rate                                           7.50%   7.50%   7.50%
Expected long-term rate of return on plan assets        8.00%   8.00%   8.25%
Salary increase rate                                    4.50%   4.50%   4.50%

   The Company has a Savings Plan (401K) which allows employees to make voluntary contributions of up to 15% of annual compensation, as defined. The Company makes partial matching contributions which were $119,000, $95,000 and $71,000 for the years ended June 30, 1997, 1996 and 1995, respectively.
   The Company does not provide any postretirement benefits other than pensions.


8. Leases
The Company maintains operating leases on equipment, warehouse and office properties. Rental expense under such leases amounted to $1,800,000, $790,000 and $406,000 for the years ended June 30, 1997, 1996 and 1995, respectively. Future rental commitments under noncancellable operating leases with a remaining term in excess of one year at June 30, 1997 are as follows: 1998, $1,360,000; 1999, $1,328,000; 2000, $1,235,000; 2001, $757,000; 2002,
$724,000; thereafter, $1,936,000.


9. Compensation Arrangements
The 1994 Stock Option Plan provides for the granting of options to purchase 700,000 shares of common stock. Additionally, the 1986 Stock Option Plan provided for the granting of options to purchase 742,000 shares of common stock. Options granted under the plans may be either incentive stock options or nonqualified stock options and have terms of ten years. The option price for incentive stock options under the plans is to be the greater of par value or fair market value on the date of grant. The option price for nonqualified stock options under the plans is to be determined by the Company's Board of Directors, but may not be less than par value. At the end of each year following the date of grant, 25% of the options become exercisable, with accumulation privileges.
   The Company accounts for the stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. On June 30, 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, FAS 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in FAS 123 had been applied.

The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of FAS 123.
   A combined summary of the status of the Company's two fixed stock option plans at the end of 1997, 1996 and 1995, and changes during these years is presented below:

                              1997             1996             1995
------------------------------------------------------------------------------
                                 Weighted-         Weighted-         Weighted-
                         Number  average   Number  average   Number  average
                           of    exercise    of    exercise    of    exercise
Fixed options            shares   price    shares   price    shares   price
------------------------------------------------------------------------------
Outstanding at
 beginning of year      687,821   15.07   537,555   11.98   421,825   10.57
Granted                 202,100   14.73   177,000   23.87   137,800   16.23
Exercised               (14,180)   9.71   (14,734)   2.05    (9,370)   4.67
Forfeited               (47,650)  21.00   (12,000)  19.22   (12,700)  16.76
------------------------------------------------------------------------------
Outstanding at
 end of year            828,091   14.74   687,821   15.07   537,555   11.98
                        =======           =======           =======
Options exercisable
 at year end            435,579           319,161           232,130
                        =======           =======           =======

   The following table summarizes information about fixed stock options outstanding at June 30,1997.

                       Options Outstanding                                 Options exercisable
-----------------------------------------------------------------    -------------------------------
   Range of        Number     Weighted-average                         Number
   exercise     outstanding      remaining      Weighted-average     exercisable    Weighted-average
    prices       at 6/30/97   contractual life        price          at 6/30/97      exercise price
-----------------------------------------------------------------    ------------------------------
                                 (in years)
$0.19             102,741           2.6              $ 0.19            102,741           $ 0.19
$11.125 - 16.00   459,900           7.7               13.46            218,375            12.50
$19.50 - 25.625   265,450           8.0               22.59            114,463            21.62
-----------------------------------------------------------------    ------------------------------
Total             828,091           7.0              $14.74            435,579           $11.99
                  ===============================================    ==============================

   The per share weighted-average fair value of stock options granted during 1997 and 1996 was $5.87 and $7.33, respectively, on the date of grant using the Black Scholes option-pricing model with the following assumptions: expected dividend yield of 1.83% and 1.82% for 1997 and 1996, respectively; weighted average risk-free interest rate of 6.50%, expected volatility factor of 30.83% and 17.28% for 1997 and 1996, respectively; and a weighted-average expected life of eight years.
   Since the Company applies APB Opinion No. 25 in accounting for its plans, no compensation expense has been recognized for its stock options in the financial statements. Had the Company recorded compensation expense based on the fair value at the grant date for its stock options under FAS 123, the Company's net earnings and earnings per share would have been reduced by approximately $582,000 or $0.06 per share in 1997 and approximately $414,000 or $0.04 per share in 1996. Pro forma net earnings reflect only options granted during 1997 and 1996. Therefore, the full impact of calculating compensation expense for stock options under FAS 123 is not reflected in the pro forma net earnings amounts presented above, because compensation expense is reflected over the options' vesting period of four years for the 1996 and 1997 options. Compensation expense for options granted prior to July 1, 1995 is not considered.
   The Company provides an incentive compensation plan for certain members of management. Bonuses under the plan are computed based upon actual earnings from operations compared to budgeted earnings from operations. Bonuses under the plan were $392,000 for 1997, $750,000 for 1996 and $450,000 for 1995.


10. Restructuring Charge
A restructuring charge of $3.0 million was recognized in fiscal 1997 as a result of the decision to close the Montreal, Canada production and shipping facility together with the consolidation of certain Canadian administrative functions. The Montreal facility was acquired as part of the Bionaire acquisition in April 1996.
   The charge consisted of: 1) estimated cash expenditures for employee termination costs of approximately $0.5 million, including severance pay and related benefits for approximately 100 people. 2) estimated future leasehold costs in excess of projected rentals to be received from subleasing the facility through June 2000 of approximately $2.5 million.
   The following table reflects the activity recorded for the charge in fiscal 1997 (in thousands):

                                           Employee       Lease
                                           Severance   Termination     Total
-----------------------------------------------------------------------------
Reserve established                         $  500        $2,500       $3,000
Cash payments                                 (331)         (457)        (788)
                                            ------        ------       ------
Reserve remaining at June 30, 1997          $  169        $2,043       $2,212
                                            ======        ======       ======

11. Contingencies
The Company is party to various product liability lawsuits relating to its products and incidental to its business. The Company believes that many of the personal injury and damage claims brought against it arise from the misuse or misapplication of the Company's products and rarely involve manufacturing defects. In such cases, the Company vigorously defends against such actions. Historically, product liability awards have rarely exceeded the Company's individual per occurrence self-insured retention. There can be no assurance, however, that the Company's future product liability experience will be consistent with its past experience. The Company believes that the ultimate conclusion of the various pending claims and lawsuits of the Company will not have a material adverse effect on the consolidated financial statements of the Company.


12. Business Segments
The Rival Company manages its operations through four business units: kitchen electrics and personal care ("kitchen electrics"), home environment, industrial and building supply ("industrial") and international. The kitchen electrics business unit sells products including Crock-Pot (REGISTERED TRADEMARK) slow cookers, toasters, ice cream freezers, can openers and massagers to retailers throughout the U.S. The home environment business unit sells products including fans, air purifiers, humidifiers, electric space heaters, utility pumps and household ventilation to retailers throughout the U.S. The industrial group sells products including industrial fans and drum blowers, household ventilation, ceiling fans, door chimes and electric heaters to electrical and industrial wholesale distributors throughout the U.S. The international business unit sells the Company's products outside the U.S.
   The Company is reporting business segment information in accordance with the provisions of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" which was issued in June 1997. Prior to a series of acquisitions which occurred between April 1995 and April 1996, the Company had only one business segment. Because of the broadening of the product line and the diversification of the customer base which resulted from these acquisitions, the Company began to manage its operations using the business unit approach in fiscal 1997. Prior year business unit information is not reported, as it would be impracticable to create such information.
   The Rival Company evaluates performance based upon contribution margin, which it defines as gross margin less selling expenses. Administrative functions such as finance and management information systems are centralized and are not allocated to the business units. The various business units share manufacturing and distribution facilities. Costs of operating the manufacturing plants are allocated to the business units through full-absorption standard costing and distribution costs are allocated based upon volume shipped from each distribution center. Because the Company's property, plant and equipment are not allocable to the business units, only inventory and accounts receivable are included in the segment assets as reported herein. Cost of sales consists of the standard cost of production together with an allocation of any manufacturing and other cost variances. There are no transfers of product or intercompany profits recognized between segments as the manufacturing and purchasing functions serve all business units.
   Summary financial information for each reportable segment, together with non-business unit results consisting of sales directly to consumers, for fiscal 1997 is as follows (in thousands):




                       Kitchen       Home
                      Electrics   Environment  Industrial International  Other      Total
                      --------     --------     -------     -------     ------     --------
Net sales             $188,803     $116,485     $30,750     $35,825     $4,602     $376,465
Gross profit            49,985       25,384       8,093      11,632      2,916       98,010
Selling expenses        20,217       14,462       8,506       5,858      1,309       50,352
Contribution margin     29,768       10,922        (413)      5,774      1,607       47,658
Inventory               45,221       41,154      12,535       6,377          -      105,287
Accounts receivable     38,049       27,079       7,529       2,006          -       74,663



   Revenues and non-current assets by geographic region as of June 30, 1997 are as follows (in thousands):

                                                  Latin America
                 United States   Canada    Europe   and Other     Total
                   --------      -------   ------     ------     --------
Revenues           $340,640      $22,419   $9,531     $3,875     $376,465
Non-current assets  109,501        3,152    1,849          -     $114,502

13. Unaudited Quarterly Financial Data
Unaudited quarterly financial data is as follows (amounts in thousands except per share amounts):

Fiscal 1997            Sept. 1996    Dec. 1996     March 1997   June 1997
------------------------------------------------------------------------
Net sales                $99,650      $121,566      $74,828      $80,421
Gross profit              28,583        35,046       14,340       20,041
Operating income          11,228        16,682       (4,153)       4,375
Net earnings             $ 5,276      $  8,594      $(4,338)     $ 1,153
                         =======      ========      =======      =======
Net earnings per share   $  0.53      $   0.86      $ (0.44)     $  0.12
                         =======      ========      =======      =======

Fiscal 1996            Sept. 1995    Dec. 1995     March 1996   June 1996
------------------------------------------------------------------------
Net sales                $73,897      $ 97,450      $61,916      $80,601
Gross profit              21,416        27,310       16,658       18,273
Operating income           9,826        13,982        4,432        2,424
Net earnings             $ 5,093      $  7,456      $ 1,572      $   118
                         =======      ========      =======      =======
Net earnings per share   $  0.51      $   0.75      $  0.16      $  0.01
                         =======      ========      =======      =======




Independent Auditors' Report

The Board of Directors and Stockholders
The Rival Company:

We have audited the accompanying consolidated balance sheets of The Rival Company and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rival Company and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                     KPMG PEAT MARWICK LLP

Kansas City, Missouri
August 4, 1997

Investor Information

Corporate Headquarters
800 East 101st Terrace
Kansas City, Missouri 64131
(816) 943-4100

SEC Form 10-K
Stockholders may receive a copy of the Company's 1997 Annual Report to the Securities and Exchange Commission on Form 10-K free of charge by writing to the Office of the Secretary.

Annual Meeting
The 1997 annual meeting of shareholders will be held at 9:00 a.m., Central Standard time, on Tuesday, November 4, 1997, at the Doubletree Hotel, 10100 College Boulevard, Overland Park, Kansas. Formal notice of the meeting, a proxy statement and proxy form will be mailed separately to all shareholders of record at the close of business on September 5, 1997. Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

Registrar & Transfer Agent
UMB bank, N.A., P.O. Box 410064
Kansas City, MO 64141
For change of name, address, or to replace lost stock certificates, write the UMB bank, N.A. at the above address, or phone: (816) 860-7445.

Independent Auditors
KPMG Peat Marwick LLP
1600 Commerce Bank Building
Kansas City, MO 64106

Security Analyst Contact
Security analyst inquiries are welcome.
Please direct them to Mr. W. Mark Meierhoffer,
Senior Vice President - Finance and Administration at 816-943-4100.

Common Stock Price Range
The Common Stock of The Rival Company is traded on The Nasdaq stock market under the symbol RIVL. Stock price quotations can be found in major daily newspapers and in The Wall Street Journal.
   The Rival Company made its initial public offering of common stock at a price of $10.50 per share on June 2, 1992. The following table shows the range of high and low sales prices of the Company's common stock for fiscal 1997 and 1996.

Fiscal 1997                                                  High     Low
---------------------------------------------------------------------------
First Quarter ended September 30                            $23.25   $17.75
Second Quarter ended December 31                             24.88    21.25
Third Quarter ended March 31                                 24.31    21.00
Fourth Quarter ended June 30                                 21.88    13.50

Fiscal 1996                                                  High     Low
---------------------------------------------------------------------------
First Quarter ended September 30                            $20.25   $14.25
Second Quarter ended December 31                             23.00    19.25
Third Quarter ended March 31                                 24.25    20.50
Fourth Quarter ended June 30                                 25.75    22.25

   At June 30, 1997, there were 9,448,847 shares outstanding and 213 stockholders of record. A substantial number of shares of common stock are held in "street name." The number of individual stockholders is believed to be approximately 3,500.

Dividends
The Board of Directors approved a quarterly dividend of $0.06 per share payable in September 1997. Future dividend payments are subject to approval of the Board of Directors. The Company paid dividends of $0.24 per share in fiscal 1997 and $0.20 per share in fiscal 1996.

Directors and Executive Officers


Board of Directors
Thomas K. Manning (1),
Chairman of the Board and Chief Executive Officer

William L. Yager,
President and Chief Operating Officer

William S. Endres,
Senior Vice President-Sales and Marketing

Darrel M. Sanders,
Senior Vice President-Operations

Jack J. Culberg (1),
Investor and former Chairman of the Board of The Rival Company

Todd Goodwin (1, 2),
Partner, Gibbons Goodwin van Amerongen, Investment bankers

John E. Grimm III (2),
Chairman and Chief Executive Officer, Midbrook, Inc., Consultants

Lanny R. Julian (2, 3),
President, DONLAN Marketing Group, L.L.C., a marketing consulting company

Noel Thomas Patton (3),
Investor and former owner of Patton Electric Company, Inc.

Beatrice Smith, Ph.D. (1, 3),
Dean, College of Human Environmental Sciences, University of Missouri -
Columbia

1 - Member, Executive Committee, 2 - Member, Compensation and Stock Option Committee, 3 - Member, Audit Committee

Officers
Thomas K. Manning,
Chairman of the Board and Chief Executive Officer

William L. Yager,
President and Chief Operating Officer

William S. Endres,
Senior Vice President-Sales and Marketing

W. Mark Meierhoffer,
Senior Vice President-Finance and Administration

Darrel M. Sanders,
Senior Vice President-Operations

Neal Bastick,
Vice President-International Sales

Stanley D. Biggs, Vice President,
Treasurer and Corporate Secretary

Gerald E. Byle,
Vice President-Canadian Sales

Scott Royal-Ferris,
Vice President-Kitchen Electrics Sales

Sidney W. Hose,
Vice President-Home Environment Sales

James Houchen,
Vice President-Materials Management

A. Aykut Ozgunay,
Vice President-Engineering

Jon K. Patterson,
Vice President-Management Information Systems

Michael A. Pignataro,
Vice President-Industrial Sales

Mark S. Sesler,
Vice President-Marketing

Trademarks
Trademarks of The Rival Company mentioned in this Annual Report include Rival, Rival Select, Simer, Pollenex, Patton, Bionaire, Crock-Pot, Crock Grill, Potpourri Crock and White Mountain.

(COPYRIGHT) The Rival Company 1997