Form 10-K, Exhibit 13
period 1998-06-30
RIVAL CO
filed 1998-09-04
CIK 860194

Consolidated Statements of Earnings Data

(in thousands, except per share amounts)
Years ended June 30,      1998       1997       1996       1995       1994
                          --------   --------   --------   --------   --------
Net sales                 $376,919   $376,465   $313,864   $231,711   $229,233
Cost of sales              281,043    278,455    230,207    168,406    162,703
                          --------   --------   --------   --------   --------
Gross profit                95,876     98,010     83,657     63,305     66,530
Selling, general and
 administrative expenses    63,251     63,809     50,561     34,461     37,483
Restructuring expenses           -      3,000          -          -          -
Amortization of
 goodwill and other
 intangible assets           2,894      3,069      2,432      1,774      1,635
                          --------   --------   --------   --------   --------
Operating income            29,731     28,132     30,664     27,070     27,412
Interest expense            10,099     10,081      7,117      4,216      4,113
Other expenses               3,875         21        295        120        205
                          --------   --------   --------   --------   --------
Earnings before
 income taxes               15,757     18,030     23,252     22,734     23,094
Income tax expense           6,550      7,345      9,013      8,749      8,777
                          --------   --------   --------   --------   --------
Net earnings              $  9,207   $ 10,685   $ 14,239   $ 13,985   $ 14,317
                          ========   ========   ========   ========   ========
Net earnings per share
 (Basic EPS)              $   0.98   $   1.10   $   1.46   $   1.50   $   1.55
                          ========   ========   ========   ========   ========
Net earnings per share
 (Diluted EPS)            $   0.96   $   1.08   $   1.43   $   1.47   $   1.51
                          ========   ========   ========   ========   ========
Weighted average common
 shares outstanding          9,422      9,684      9,725      9,312      9,248
                          ========   ========   ========   ========   ========
Weighted average common
 and common equivalent
 shares outstanding (1)      9,582      9,895      9,950      9,505      9,475
                          ========   ========   ========   ========   ========


Earnings excluding
 non-recurring items (2)  $ 12,186   $ 12,755   $ 14,239   $ 13,985   $ 14,317
                          ========   ========   ========   ========   ========
Diluted EPS excluding
 non-recurring items      $   1.27   $   1.29   $   1.43   $   1.47   $   1.51
                          ========   ========   ========   ========   ========

Dividends per share       $   0.26   $   0.24   $   0.20   $   0.16   $   0.12
                          ========   ========   ========   ========   ========

(1) Stock options are included as common stock equivalents.
(2) Non-recurring items include Canadian litigation in 1998 and a restructuring loss in 1997 relative to its Montreal manufacturing, distribution and administrative functions.


Consolidated Balance Sheet Data

(in thousands)

At June 30,               1998       1997       1996       1995       1994
                          --------   --------   --------   --------   --------
Working capital           $ 89,607   $ 84,819   $ 91,396   $ 60,293   $ 60,063
Total assets               292,114    298,605    288,251    204,368    151,467
Long-term debt
 (less current portion)     78,000     84,000     88,000     42,000     46,000
Stockholders' equity       116,615    110,390    106,148     93,805     76,104

* The tables above should be read in conjunction with the Company's consolidated financial statements and notes, which appear herein on pages
22-34, inclusive.


Management's Discussion and Analysis of
financial Condition and Results of Operations

Consolidated Statements of Earnings Data

(expressed as a percentage of sales)
Years ended June 30,                                  1998     1997     1996
                                                      ------   ------   ------
Net sales                                             100.0%   100.0%   100.0%
Cost of sales                                          74.5     74.0     73.3
                                                      ------   ------   ------
Gross profit                                           25.5     26.0     26.7
Selling, general and administrative expenses           16.8     16.9     16.1
Restructuring expenses                                  0.0      0.8      0.0
Amortization of goodwill and other intangible assets    0.8      0.8      0.8
                                                      ------   ------   ------
Operating income                                        7.9      7.5      9.8
Interest expense                                        2.7      2.7      2.3
Other expenses                                          1.0      0.0      0.1
                                                      ------   ------   ------
Earnings before income taxes                            4.2      4.8      7.4
Income tax expense                                      1.8      2.0      2.9
                                                      ------   ------   ------
Net earnings                                            2.4%     2.8%     4.5%
                                                      ======   ======   ======


Net Sales by Business Unit
($ in millions)

In order to better focus on each of its product lines and its broadened customer base, the Company manages its operations using a business unit approach. The business units identified by the Company are as follows:

  * Kitchen Electrics and Personal Care. This group sells products including Crock-Pot? slow cookers, toasters, ice cream freezers, can openers, fryers and massagers to retailers and two step distributors throughout the United States.

  * Home Environment. This group sells products including fans, air purifiers, humidifiers, electric space heaters, sump pumps, utility pumps, showerheads and household ventilation to retail customers throughout the United States.

  * Industrial and Building Supply. Our industrial group sells products including industrial fans and drum blowers, household ventilation, ceiling fans, door chimes, electric heaters and household convenience items to electrical and industrial wholesale distributors throughout the United States.

  * International. Our international group sells the Company's products in Canada and Europe from its sales and distribution facilities in Toronto and the Netherlands. It also ships products from the United States to distributors in Latin America.

Sales by business unit and direct consumer sales are reflected in the charts below:

[THREE PIE CHARTS]:
1996
Kitchen Electrics            $178.9
Home Environment             $ 91.8
Industrial/Building Supply   $ 26.9
International                $ 12.9
Consumer                     $  3.4

1997
Kitchen Electrics            $188.8
Home Environment             $116.5
Industrial/Building Supply   $ 30.8
International                $ 35.8
Consumer                     $  4.6

1998
Kitchen Electrics            $191.8
Home Environment             $104.9
Industrial/Building Supply   $ 30.0
International                $ 43.7
Consumer                     $  6.5

[BAR CHART]
Net Sales
(Millions of Dollars)

94   229.2
95   231.7
96   313.9
97   376.5
98   376.9

[BAR CHART]
Operating Income
(Millions of Dollars)

94   27.4
95   27.1
96   30.7
97   28.1
98   29.7

General
The Company operates in an industry that continues to experience rapid change and consolidation as evidenced by the recent mergers of major housewares suppliers and continued concentration of retail sales among a few major national retailers. Additionally, the recent economic turmoil in Asia has increased the availability of low-cost household electric products. In this environment, the Company believes it must provide a broad product line including innovative new items, must promote consumer brand awareness and must give excellent customer service in order to be competitive and ensure retail product placement.

The Company's sales grew from $232 million in fiscal 1995 to $377 million in fiscal 1998. This sales increase has been the result of internal growth, especially in its kitchen electrics business unit combined with acquisitions that have fueled the growth in its home environment, industrial and international business units. In recent years, the Company has increased its investment in product development in an effort to generate a higher rate of internal sales growth in each of its business units. The Company's investment in product development, excluding tooling, has grown from $3.1 million in fiscal 1996 to $4.5 million in fiscal 1997 and $5.4 million in the most recent year.

Manufacturing costs, especially labor rates, have increased in recent years; however, it has been very difficult to pass on higher prices to retailers and the ultimate consumer. Innovative new products and more efficient production will be required to improve margins.

The Company has announced plans to close two of its seven manufacturing plants in order to address its excess capacity and reduce costs. Some of the products currently manufactured in plants identified for closure will be transferred to overseas sources; however, most of the production will be transferred to the Company's existing plants in Missouri. The transfer of fan production to Sedalia, Missouri will help normalize production in this plant evenly throughout the year. Additional benefits of the plant restructuring will include lower transportation costs and better utilization of vertically integrated manufacturing processes that are available in the Company's Missouri facilities. The Company expects to record nonrecurring charges of approximately $7.5 million pretax, mostly in the first quarter of fiscal 1999 for severance, facility shutdowns and related costs.

The vast majority of the Company's sales are in product lines with continuing demand that provide a stable base of revenues. Future growth is expected to be generated primarily from 1) the introduction of new products and product lines under each of the Company's brand names, 2) expansion and enhancement of the customer base and distribution for products under the Patton and Patton Building Products brands, 3) future acquisitions and 4) geographical expansion.


Fiscal 1998 Compared to Fiscal 1997
Net Sales. Net sales increased slightly from $376.5 million for the year ended June 30, 1997 ("fiscal 1997") to $376.9 million for the year ended June 30, 1998 ("fiscal 1998"). Sales of kitchen electrics increased 2% as strong sales of the Company's new oval-shaped Crock-Pot (REGISTERED TRADEMARK) slow cooker more than offset lower sales of promotionally priced toasters and novelty massagers. The international business unit experienced 22% sales growth to $43.7 million due to improved placement of kitchen electric products with Canadian retailers and increased fan sales into Latin America. Sales in the home environment business unit declined 10% to $104.9 million due to decreases in sales of Bionaire air purifiers and humidifiers and Patton space heaters that more than offset a near doubling of Pollenex showerhead sales. The sales declines were generally the result of products that were nearing the end of their life cycles. The Company has introduced new products in each of these categories for fiscal 1999. A similar investment in new showerhead development resulted in the fiscal 1998 sales growth in this category. Industrial sales declined slightly during fiscal 1998 as the Company solidified its customer base through improved service during the year.

Gross Profit. Gross profit was $95.9 million (25.5% of net sales) in fiscal 1998 compared to $98.0 million (26.0% of net sales) in fiscal 1997. The decline in gross margin was the result of a decrease in sales of high margin novelty massagers together with increased manufacturing costs, in particular higher labor rates, which were not accompanied by price increases. The Company is transferring the production of some of its products to overseas sources and is restructuring its manufacturing operations in an effort to reduce costs and improve gross margins.

Selling, General and Administrative Expenses. Selling, general and administrative expenses totaled $63.3 million (16.8% of net sales) in fiscal 1998 compared to $63.8 million (16.9% of net sales) in fiscal 1997. The decline was achieved despite an increase of $0.9 million in product development spending. Legal and professional expenses also increased in fiscal 1998 due to higher spending to protect the Company's intellectual property. These increases were more than offset by savings generated from consolidation of administrative functions in Canada, lower advertising expenditures and a decline in fixed selling expenses from reducing the size of the direct sales force.

Restructuring Charge. A restructuring charge of $3.0 million was recognized in fiscal 1997 as a result of the decision to close the Montreal, Canada production and shipping facility together with the consolidation of certain Canadian administrative functions.

Interest Expense. Interest expense was $10.1 million in both fiscal 1998 and fiscal 1997. Total average borrowings were $150 million in fiscal 1998, down slightly from $154 million in the prior year. The decline in borrowings was offset by a small increase in average interest rates.

Other Non-operating Expense. During fiscal 1998, the Company recognized a litigation charge of $3.8 million related to the settlement of a lawsuit in Montreal. The litigation resulted from an action taken by minority shareholders of Biotech Electronics, Inc., which was a predecessor to Bionaire. The lawsuit originated in 1985 (over 10 years prior to the acquisition of Bionaire by Rival). In January 1998, the Canadian Court of Appeal affirmed a lower court decision and substantially increased the damages awarded to the plaintiffs. In the settlement reached by the Company in June, the plaintiffs dropped all actions against the Company and released the Company and its affiliates from any further liability.

[BAR CHART]
Interest Expense
(Millions of Dollars)

94   4.1
95   4.2
96   7.1
97   10.1
98   10.1

[BAR CHART]
Stockholders' Equity
(Millions of Dollars)

94   76.1
95   93.8
96   106.1
97   110.4
98   116.6

[BAR CHART]
Net Earnings
(Millions of Dollars)

94   14.3
95   14.0
96   14.2
97   10.7
98    9.2

[BAR CHART]
Total Assets
(Millions of Dollars)

94   151
95   204
96   288
97   299
98   292

Income Taxes. Effective income tax rates were 41.6% in fiscal 1998 compared to 40.7% in fiscal 1997. The statutory rate was 35% in each year. The difference between the statutory rate and the effective rate is primarily due to non-deductible amortization of goodwill recorded as a result of the 1986 acquisition of the Company and the 1996 acquisition of Bionaire. Additional differences arise due to state income taxes and differences between the rate of taxation between the Company's U.S. and international operations. Additionally, in fiscal 1998, a portion of the Canadian litigation loss was non-deductible, which resulted in the higher effective tax rate.

Net Earnings. Net earnings were $9.2 million ($0.96 per diluted share) in fiscal 1998 compared to $10.7 million ($1.08 per diluted share) in fiscal 1997 due to the lower gross margins and the litigation charge discussed above. Excluding the fiscal 1998 Canadian litigation charge and the fiscal 1997 Canadian restructuring charge, net earnings were $12.2 million ($1.27 per diluted share) in fiscal 1998 compared to $12.8 million ($1.29 per diluted share) in fiscal 1997. Average shares outstanding declined as a result of 295,000 shares repurchased late in fiscal 1997 and an additional 88,000 shares repurchased in fiscal 1998.


Fiscal 1997 Compared to Fiscal 1996
Net Sales. Net sales increased $62.6 million to $376.5 million for fiscal 1997 compared to $313.9 million for the year ended June 30, 1996 ("fiscal 1996"). The acquisitions of Fasco, Bionaire and Dazey between January 1996 and January 1997 contributed $64.1 million in incremental sales. Excluding these acquired businesses, sales in the kitchen electrics business unit increased approximately $3.5 million or two percent due to new product introductions in the iron and massager categories. Industrial sales were adversely affected by a $4.0 million decrease in sales of fans and drum blowers due to unusually mild weather. The growth in the home environment and international business units was generally consistent with incremental sales from the Fasco and Bionaire acquisitions.

Gross Profit. Gross profit was $98.0 million (26.0% of net sales) in fiscal 1997 compared to $83.7 million (26.7% of net sales) in fiscal 1996. The decline in gross margins was the result of unfavorable manufacturing variances caused by excess plant capacity together with high service returns from retail customers. The under-utilization in manufacturing was the result of recent acquisitions and resulted in the closing of two plants in Montreal, Canada, and in Peru, Indiana. Additionally, production in the Sweet Springs, Missouri plant, was significantly curtailed as the facility is now being used as a centralized return center to more effectively process and inspect customer returns.

Selling, General and Administrative Expenses. Selling, general and administrative expenses totaled $63.8 million (16.9% of net sales) in fiscal 1997 compared to $50.6 million (16.1% of net sales) in fiscal 1996. Selling expenses increased as a percentage of net sales from 12.7% to 13.4%. The higher expenses as a percentage of net sales are due, in part, to the full year impact of the international and industrial sales contributed by the Bionaire and Fasco acquisitions. Selling expenses of these two business units are higher as a percentage of sales than the kitchen electrics and home environment business units. Distribution expenses also increased as a percentage of net sales due to inefficiencies caused by congestion in the Clinton, Missouri, distribution center. A new distribution center was opened in July 1997 in Sedalia, Missouri, in order to increase shipping capacity and improve efficiency. General and administrative expenses were $13.5 million (3.6% of net sales) in fiscal 1997 compared to $10.7 million (3.4% of net sales) in fiscal 1996. Costs incurred by the product engineering group were $3.8 million in fiscal 1997 compared to $2.7 million in fiscal 1996 as the Company increased its spending on product development. Other general and administrative costs increased at rates consistent with the sales growth.

Restructuring Charge. A restructuring charge of $3.0 million was recognized in fiscal 1997 as a result of the decision to close the Montreal, Canada, production and shipping facility together with the consolidation of certain Canadian administrative functions. The Montreal facility was acquired as part of the Bionaire acquisition in April 1996. The closing reflects efforts by the Company to reduce its excess plant capacity. The restructuring cost reflects the estimated cost of future lease obligations in excess of projected sublease income as well as severance costs.

Interest Expense. Interest expense was $10.1 million in fiscal 1997 compared to $7.1 million in fiscal 1996. Total average borrowings increased from $106 million to $154 million due to the three acquisitions made between January 1996 and January 1997 together with higher working capital requirements. Average interest rates declined from 6.7% in fiscal 1996 to 6.4% in fiscal 1997 due to lower rates on the revolving credit facility.

Income Taxes. Effective income tax rates were 40.7% in fiscal 1997 compared to 38.8% in fiscal 1996. The statutory rate was 35% in each year. The difference between the statutory rate and the effective rate is primarily due to nondeductible amortization of goodwill recorded as a result of the 1986 acquisition of the Company and the 1996 acquisition of Bionaire. Additional differences arise due to state income taxes and differences between the rate of taxation between the Company's U.S. and international operations. In fiscal 1997, the Company's Canadian operations operated at a loss as a result of the aforementioned restructuring charge. The tax benefit recognized by the Company on the Canadian loss was below the U.S. statutory rate.

Net Earnings. Net earnings were $10.7 million ($1.08 per share) in fiscal 1997 compared to $14.2 million ($1.43 per share) in fiscal 1996 due to the higher interest costs and the restructuring charge discussed above. Average shares outstanding declined slightly due to the repurchase of 295,000 shares in April 1997 and May 1997.


Liquidity & Capital Resources
The Company generated earnings plus depreciation and amortization of $20.0 million in fiscal 1998, $20.9 million in fiscal 1997 and $22.5 million in fiscal 1996. In recent years, the Company has used its operating cash flows to make significant investments in its business, as evidenced by the $58.6 million spent on three acquisitions and the investment of $25.5 million in plant and equipment during the three years ended June 30, 1998.

[BAR CHART]
Earnings Excluding Non-Recurring Items
(Millions of Dollars)

94   14.3
95   14.0
96   14.2
97   12.8
98   12.1

[BAR CHART]
Earnings Per Share (Diluted EPS) Excluding Non-Recurring Items

94   1.51
95   1.47
96   1.43
97   1.29
98   1.27

[BAR CHART]
Working Capital
(Millions of Dollars)

94   60.1
95   60.3
96   91.4
97   84.8
98   89.6

Cash provided by operating activities was $20.8 million in fiscal 1998, $19.4 million in fiscal 1997 and $3.7 million in fiscal 1996. The amount of net cash provided by operating activities can fluctuate significantly as a result of changes in accounts receivable and inventory balances.

Investing activities have resulted in a net use of cash during each of the past three fiscal years due to expenditures for property, plant and equipment together with acquisitions. Capital expenditures were $7.2 million in fiscal 1998, $12.5 million in fiscal 1997 and $5.9 million in fiscal 1996. The fiscal 1997 expenditures included $3.2 million toward the construction of a 200,000 square foot distribution center, which was completed in July 1997 at a total cost of approximately $4.0 million.

In fiscal 1998 cash was used to repay borrowings of $10.9 million, to repurchase common stock for $1.2 million and to pay dividends in the amount of $2.5 million. Cash flows from financing activities in fiscal 1997 consisted of $13.2 million in net borrowings under the Company's revolving credit facilities. In fiscal 1996, the Company borrowed $50 million in a private placement under a ten year, 7.21% unsecured note purchase agreement. The proceeds of the private placement were used to repay borrowings which had accumulated under a revolving credit agreement as a result of acquisitions.

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

As of June 30, 1998, the Company had $84 million in long term debt (including $6 million current portion) and $75 million in revolving loan commitments. Revolving credit loans outstanding were $58.2 million as of such date. The long term debt requires annual principal payments ranging from $6.0 million to $7.0 million over the next five years and has a final maturity in 2008. The revolving credit facility expires in June 1999 and currently bears interest at a floating rate of libor plus .75%. In addition, the Company is required to pay a fee of .25% on the unused portion of the commitment. Subsequent to June 30, 1998, the Company obtained an additional revolving credit facility for a period of one year in the amount of the Canadian Dollar equivalent of U.S. $10.0 million for the purpose of funding Canadian operations.

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

Inflation
The Company believes that its business has not been affected by inflation, except to the extent the economy in general has been affected thereby.


Computer Systems and the Year 2000
During the past several years, the Company has replaced all of its significant computer software applications as part of normal system upgrades. All of the new systems are, according to the software vendors, Year 2000 compliant (i.e. support proper processing of transactions relating to the year 2000 and beyond). The Company has created a task force to test all of its significant software and to determine whether embedded technology, such as microcontrollers, contained in its machinery and equipment is Year 2000 compliant. In addition, the task force will review the Year 2000 compliance of its key suppliers and service providers in an effort to reduce the potential adverse effect on its operations from non-compliance by such parties. The task force is currently expected to complete its review by June 30, 1999. As systems are tested, the Company intends to develop contingency plans for systems that exhibit possible Year 2000 problems. The cost of the task force's activities is not expected to be significant.


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

These statements appear in a number of places in this annual report and include statements regarding the intent, belief, or current expectations of the Company's management with respect to (i) the demand and price for the Company's products and services, (ii) the Company's competitive position, (iii) the supply and price of materials used by the Company, (iv) the cost and timing of the completion of new or expanded facilities, (v) the costs to close and the estimated net realizable value to be received for facilities impacted by the restructuring plan, or (vi) other trends affecting the Company's financial condition or results of operations.

Statements made throughout this report are based on current estimates of future events, and the Company has no obligation to update or correct these estimates. Some important factors that could cause the actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the ability of the Company to successfully develop new products and enhance existing product lines; general international and domestic economic conditions; competitive, regulatory or tax changes that affect the cost of or demand for the Company's products; weather conditions; adverse litigation results; the ability of the Company to achieve cost-saving goals; changes in raw material prices or availability; changes in the number of warranty claims and product returns; and the loss of one or more significant customers. Other factors not identified herein could also have such an effect.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of these various factors.

[BAR CHART]
Long-Term Debt
(Millions of Dollars)

94   46.0
95   42.0
96   88.0
97   84.0
98   78.0

Consolidated Balance Sheets

(in thousands)
June 30,                                                   1998       1997
                                                           --------   --------
Assets
Current assets:
  Cash                                                     $    309   $    194
  Accounts receivable (net of allowance for collection
   losses and discounts of $1,958 and $2,558 in 1998
   and 1997, respectively)                                   75,106     74,663
  Inventories                                               101,714    105,287
  Deferred income tax charges                                 2,379      2,584
  Prepaid expenses                                            1,376      1,375
                                                           --------   --------
    Total current assets                                    180,884    184,103
Property, plant and equipment, net                           46,045     46,695
Goodwill                                                     60,418     62,314
Other assets                                                  4,767      5,493
                                                           --------   --------
                                                           $292,114   $298,605
                                                           ========   ========

Liabilities and Stockholders' Equity
Current Liabilities:
  Notes payable to bank                                    $ 58,200   $ 65,075
  Current portion of long-term debt                           6,000      4,000
  Trade accounts payable                                     15,056     15,477
  Accrued interest                                            1,920      1,979
  Income taxes payable                                          403      1,231
  Other payables and accrued expenses                         9,698     11,522
                                                           --------   --------
    Total current liabilities                                91,277     99,284

Long-term debt, less current portion                         78,000     84,000

Deferred income taxes and other liabilities                   6,222      4,931

Stockholders' equity
  Common Stock; $0.01 par value.
   Authorized 15,000,000 shares; issued, 9,804,324 in 1998
    and 9,769,244 in 1997; outstanding, 9,396,227 in 1998
    and 9,448,847 in 1997                                        98         98
  Paid-in capital                                            45,971     45,656
  Accumulated other comprehensive income                       (309)      (632)
  Treasury stock, at cost                                    (5,608)    (4,438)
  Retained earnings                                          76,463     69,706
                                                           --------   --------
    Total stockholders' equity                              116,615    110,390

Commitments and contingencies
                                                           --------   --------
                                                           $292,114   $298,605
                                                           ========   ========

See accompanying notes to consolidated financial statements.


Consolidated Statements of earnings

(in thousands, except per share amounts)
Years ended June 30,                            1998       1997       1996
                                                --------   --------   --------
Net sales                                       $376,919   $376,465   $313,864
Cost of sales                                    281,043    278,455    230,207
  Gross profit                                    95,876     98,010     83,657
Selling expenses                                  50,055     50,352     39,884
General and administrative expenses               13,196     13,457     10,677
Restructuring expenses                                 -      3,000          -
Amortization of goodwill and other
 intangible assets                                 2,894      3,069      2,432
                                                --------   --------   --------
    Operating income                              29,731     28,132     30,664
                                                --------   --------   --------

Other expenses:
  Interest expense                                10,099     10,081      7,117
  Miscellaneous, net                               3,875         21        295
                                                --------   --------   --------
    Total other expenses                          13,974     10,102      7,412
                                                --------   --------   --------

Earnings before income taxes                      15,757     18,030     23,252
Income tax expense                                 6,550      7,345      9,013
                                                --------   --------   --------
Net earnings                                    $  9,207   $ 10,685   $ 14,239
                                                ========   ========   ========

Weighted average common shares outstanding         9,422      9,684      9,725
                                                ========   ========   ========

Net earnings per share (Basic EPS)              $   0.98   $   1.10   $   1.46
                                                ========   ========   ========

Weighted average common and common equivalent
 shares outstanding                                9,582      9,895      9,950
                                                ========   ========   ========

Net earnings per share (Diluted EPS)            $   0.96   $   1.08   $   1.43
                                                ========   ========   ========

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity



(in thousands, except share amounts)
                                                              Accumulated
                                                                 Other                              Total
                                            Common  Paid-In  Comprehensive  Treasury  Retained  Stockholders'
                                            Stock   Capital     Income       Stock    Earnings     Equity
                                             ---    -------     -----       -------    -------    --------
Balance June 30, 1995                        $97    $45,366     $(395)      $(  310)   $49,047    $ 93,805
Common stock issued-14,734 shares              -         30         -             -          -          30
Foreign currency translation adjustments       -          -       (73)            -          -         (73)
Income tax benefit recognized upon
 exercise of non-qualified stock options       -         92         -             -          -          92
Dividends paid                                 -          -         -             -     (1,945)     (1,945)
Net earnings                                   -          -         -             -     14,239      14,239
                                             ---    -------     -----       -------    -------    --------

Balance June 30, 1996                         97     45,488      (468)         (310)    61,341     106,148
Common stock issued-14,180 shares              1        138         -             -          -         139
Foreign currency translation adjustments       -          -      (164)            -          -        (164)
Income tax benefit recognized upon exercise
 of non-qualified stock options                -         30         -             -          -          30
Purchase of common stock for
 treasury-295,000 shares                       -          -         -        (4,128)         -      (4,128)
Dividends paid                                 -          -         -             -     (2,320)     (2,320)
Net earnings                                   -          -         -             -     10,685      10,685
                                             ---    -------     -----       -------    -------    --------

Balance June 30, 1997                         98     45,656      (632)       (4,438)    69,706     110,390
Common stock issued-35,080 shares              0        252         -             -          -         252
Foreign currency translation adjustments       -          -       323             -          -         323
Income tax benefit recognized upon exercise
 of non-qualified stock options                -         63         -             -          -          63
Purchase of common stock for
 treasury-87,700 shares                        -          -         -        (1,170)         -      (1,170)
Dividends paid                                 -          -         -             -     (2,450)     (2,450)
Net earnings                                   -          -         -             -      9,207       9,207
                                             ---    -------     -----       -------    -------    --------

Balance June 30, 1998                        $98    $45,971     $(309)      $(5,608)   $76,463    $116,615
                                             ===    =======     =====       =======    =======    ========


Consolidated Statements of Comprehensive Income

(in thousands)
Years ended June 30,                               1998      1997      1996
                                                   -------   -------   -------
Net earnings                                       $ 9,207   $10,685   $14,239
Other comprehensive income:
  Foreign currency translation adjustments             323      (164)      (73)
                                                   -------   -------   -------
Comprehensive income                               $ 9,530   $10,521   $14,166
                                                   =======   =======   =======

See accompanying notes to consolidated financial statements.


Consolidated Statements of Cash Flows

(in thousands)
Years ended June 30,                         1998        1997        1996
                                             ---------   ---------   ---------
Cash Flows From Operating Activities:
  Net earnings                               $   9,207   $  10,685   $  14,239
  Adjustments to reconcile net earnings to
   net cash provided by operating activities:
    Depreciation and amortization               10,788      10,246       8,293
    Provision for losses on
     accounts receivable                           915         986         463
    Deferred income taxes                          683        (432)       (402)
    Other                                          173         292         433
    Changes in assets and liabilities,
     net of acquisitions:
      Accounts receivable                       (1,358)     (1,546)    (15,101)
      Inventories                                3,573       2,499      (3,727)
      Prepaid expenses                              (1)        767         455
      Income taxes                                (828)      1,034        (380)
 Accounts payable and accruals                  (2,304)     (5,103)       (567)
                                             ---------   ---------   ---------
 Total adjustments                              11,641       8,743     (10,533)
                                             ---------   ---------   ---------
 Net cash provided by operating activities      20,848      19,428       3,706
                                             ---------   ---------   ---------


Cash Flows From Investing Activities:
  Capital expenditures                          (7,199)    (12,460)     (5,873)
  Acquisition of businesses                          -     (10,922)    (47,670)
  Other                                           (364)        (61)       (619)
                                             ---------   ---------   ---------
    Net cash used in investing activities       (7,563)    (23,443)    (54,162)
                                             ---------   ---------   ---------


Cash Flows From Financing Activities:
  Borrowings under working capital loans        85,200      89,529     122,854
  Repayment of working capital loans           (92,075)    (76,350)   (115,100)
  Borrowings under term loan agreements              -           -      50,000
  Repayment of long-term debt                   (4,000)     (4,000)     (4,000)
  Dividends paid                                (2,450)     (2,320)     (1,945)
  Purchase of common stock for treasury         (1,170)     (4,128)          -
  Other                                          1,002         139          30
                                             ---------   ---------   ---------
    Net cash provided (used) by
     financing activities                      (13,493)      2,870      51,839
                                             ---------   ---------   ---------

Effect of Exchange Rate Changes on Cash            323        (164)        (73)
                                             ---------   ---------   ---------
Net Increase (Decrease) in Cash                    115      (1,309)      1,310
Cash at Beginning of Period                        194       1,503         193
                                             ---------   ---------   ---------
Cash at End of Period                        $     309   $     194   $   1,503
                                             =========   =========   =========

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

Principles of Consolidation
The Consolidated Financial Statements include the accounts of The Rival Company and its direct and indirect wholly-owned subsidiaries: Bionaire Corporation, Bionaire International B.V. ("Bionaire - Europe"), Patton Building Products, Inc. ("PBC"), Patton Electric Company, Inc. ("Patton"), Patton Electric (Hong
Kong) Limited ("PEHK"), Rival Consumer Sales Corporation, The Rival Company of Canada, Ltd. ("Rival-Canada"), Rival de Mexico S.A. de C.V. and Waverly Products Company, Ltd. All significant intercompany account balances and transactions have been eliminated in consolidation.

Inventories
Approximately 38% of the Company's inventories are stated at the lower of lifo (last-in, first-out method) cost or market at June 30, 1998 (43% at June 30, 1997). The balance of the inventories is stated at the lower of fifo (first-in, first-out) cost or market.

Depreciation
Depreciation on property, plant and equipment is computed on a straight-line basis over the estimated useful lives of the assets which range from 3 to 10 years on furniture and fixtures as well as machinery and equipment and 10 to 40 years on buildings and improvements.

Goodwill
The excess of the purchase price paid in the 1986 acquisition of the Company over the estimated fair value of the net assets acquired (goodwill) is being amortized on a straight-line basis over a period of forty years. The goodwill resulting from subsequent acquisitions is being amortized on a straight-line basis over periods ranging from 15 to 30 years. The Company assesses the recoverability of goodwill and measures impairment, if any, by determining whether the amortization of the goodwill balance over its remaining life can be recovered through future operating cash flows. Goodwill is reflected in the accompanying Consolidated Balance Sheets net of accumulated amortization of $16,687,000 and $14,448,000 at June 30, 1998 and 1997, respectively.

Other Assets
Other assets include non-compete agreements with an aggregate unamortized balance of $2.8 million. Such agreements are being amortized on a straight-line basis over their contractual terms which range from three to eight years.

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

Research and Development
Research and development costs are expensed when incurred. Such costs were $5,418,000 in 1998, $4,477,000 in 1997 and $3,136,000 in 1996.

Self-insurance
The Company maintains a self-insurance program against general and product liability claims, as well as medical claims and workers' compensation claims, with excess coverage above the Company's self-insured retention. Provisions for such claims are accrued based upon the Company's estimate of its aggregate liability.

Net Sales
The Company recognizes revenue at the time products are shipped to its customers. Sales to one of the Company's customers were 26% of consolidated net sales for each of the three years ended June 30, 1998.

The Company's customer base consists primarily of retailers and distributors who sell to retailers throughout the United States and Canada. As such, a significant concentration of the Company's business activity is with entities whose ability to meet their obligations with the Company is dependent upon prevailing economic conditions within the retail industry.

Comprehensive Income
In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" which establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statements of Comprehensive Income. The adoption of Statement No. 130 had no impact on total stockholders' equity.

Foreign Currency Translation
Assets and liabilities in foreign currencies are translated into dollars at the rates prevailing at the balance sheet date. Revenues and expenses are translated at average rates for the year. The net exchange differences resulting from these translations are reported in stockholders' equity, net of tax effects as Other Comprehensive Income.

Fair Value of Financial Instruments
The carrying amount of cash, accounts receivable, notes payable to bank and trade accounts payable approximates fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt ($86.3 million at June 30, 1998) was estimated using current interest rates for similar debt. The carrying amount of long-term debt at June 30, 1998 was $84.0 million.

Net Earnings Per Share
In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 ("APB 15") and related interpretations. Statement No. 128 has been adopted in the accompanying financial statements with retroactive application. Basic earnings per share excludes dilution and is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding. Common stock options, which are common stock equivalents, have a dilutive effect on earnings per share in all periods presented and are therefore included in the computation of diluted earnings per share. Diluted earnings per share in the accompanying statements of operations is identical to the primary earnings per share previously presented in accordance with APB 15.

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


2. Acquisitions
On January 7, 1997, the Company acquired certain of the assets of Dazey Corporation for $9.9 million in cash. Assets acquired include the inventory, tooling, machinery and equipment for the production and sale of the kitchen product line of Dazey. Sales of these products, which are marketed under the Rival brand name, were approximately $20 million annually at the date of acquisition.

On January 2, 1996, the Company acquired 100% of the Common Stock of Fasco Consumer Products, Inc. ("Fasco"), a Fayetteville, North Carolina manufacturer of heating, ventilating and other convenience products that are distributed through wholesale and retail markets with annual sales of approximately $40 million at the date of acquisition. The Company paid $23.5 million in cash for the stock of Fasco together with a non-compete agreement from the seller and its affiliates. The Company now markets these products under the Patton Building Products trade name.

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

The consolidated operating results for the Company for the fiscal year ended June 30, 1996 on a proforma basis as though the Fasco and Bionaire acquisitions had occurred on July 1, 1995 would be as follows (in thousands, except per share amounts) (unaudited): net sales - $383,646; net earnings - $14,995; earnings per share - $1.51. The proforma effect of the Dazey acquisition on operating results for prior periods was not significant. The proforma results of operations are not necessarily indicative of the actual operating results that would have occurred had the acquisitions been consummated on July 1, 1995 or of future operating results on a combined basis.

The operating results of Fasco, Bionaire and Dazey have been included in the consolidated results of the Company since the date of their respective acquisitions.


3. Inventories

Inventories consist of (in thousands):
at June 30,                                                1998       1997
                                                           --------   --------
Raw materials and work in process                          $ 40,518   $ 52,933
Finished goods                                               67,061     57,794
                                                           --------   --------
                                                            107,579    110,727
Valuation to LIFO                                            (5,865)    (5,440)
                                                           --------   --------
                                                           $101,714   $105,287
                                                           ========   ========


If LIFO inventories had been stated at the lower of FIFO cost or market, earnings before income taxes would have been $425,000, $897,000 and $761,000 higher for the years ended June 30, 1998, 1997 and 1996, respectively.


4. Property, Plant and Equipment

Property, plant and equipment is summarized as follows (in thousands):

at June 30,                                                  1998      1997
                                                             -------   -------
Land                                                         $ 1,125   $ 1,125
Buildings and improvements                                    25,499    23,993
Machinery and equipment                                       50,521    50,832
Furniture and fixtures                                         7,466     6,392
                                                             -------   -------
                                                              84,611    82,342
Less accumulated depreciation                                (38,566)  (35,647)
                                                             -------   -------
                                                             $46,045   $46,695
                                                             =======   =======



5. Notes Payable and Long-Term Debt
On April 15, 1996, the Company entered into a $75 million unsecured revolving line of credit with a group of banks (the "Revolving Credit Facility"). Borrowings under the Revolving Credit Facility bear interest at floating rates determined at the Company's option to be LIBOR plus .75% or prime. In addition, the Company is required to pay a fee of .25% per annum on the unused portion of the commitment. At June 30, 1998, $58.2 million was outstanding under the Revolving Credit Facility.

On April 19, 1996, the Company sold $50 million in unsecured notes in a private placement. The notes bear interest at a rate of 7.21%, and have a final maturity in 2008. In conjunction with the sale of these notes, the Company entered into a twelve year interest rate swap transaction with Bank of America, n.a. ("B of A") in the notional amount of $25 million. The effect of the swap transaction was to convert the interest payment stream on $25 million of the notes to a variable rate which was approximately 0.45% above the prevailing six month libor rate. During fiscal 1998, the Company entered into an agreement with B of A to terminate the interest rate swap agreement in exchange for a payment by B of A to the Company in the amount of $750,000. The Company will recognize the $750,000 gain as a reduction of interest expense through the 2008 maturity of the underlying notes resulting in an effective interest rate to maturity of 6.74% on $25 million of the notes.

On July 23, 1993, the Company sold $50 million in unsecured notes in a private placement. These notes bear interest at a per annum rate of 6.42% which is paid semiannually and have a final maturity in 2003. The balance outstanding on June 30, 1998 was $34.0 million.

Installment payments on the long-term debt for the next five fiscal years are as follows: 1999, $6,000,000; 2000, $7,000,000; 2001, $7,000,000; 2002,
$7,000,000; 2003, $7,000,000.

The unsecured notes and the Revolving Credit Facility include financial covenants regarding minimum net worth, minimum fixed charge coverage ratio and maximum leverage ratios. At June 30, 1998, the Company had $16.0 million in unrestricted retained earnings available for future dividends.

The year-end interest rate (exclusive of commitment fees) on working capital loans under the Revolving Credit Facility was 6.54% and 6.13% at June 30, 1998 and 1997, respectively.

Total interest paid on all indebtedness during the years ended June 30, 1998, 1997 and 1996 was $10,155,000, $10,334,000 and $6,373,000, respectively.


6. Income Taxes

Income tax expense (benefit) is comprised of the following (in thousands):

Years ended June 30,                                  1998     1997     1996
                                                      ------   ------   ------
Current:
Federal                                               $5,216   $6,690   $9,356
State and local                                          200      640      549
Foreign                                                  451      447     (490)
                                                      ------   ------   ------
  Total current tax expense                            5,867    7,777    9,415
Deferred tax expense (benefit)                           683     (432)    (402)
                                                      ------   ------   ------
  Total income tax expense                            $6,550   $7,345   $9,013
                                                      ======   ======   ======


The tax effects of temporary differences that result in deferred assets and (liabilities) are presented below (in thousands). There were no valuation allowances provided for deferred tax assets.

at June 30,                                                  1998      1997
                                                             -------   -------
Depreciation                                                 $(4,373)  $(3,887)
Inventory                                                     (1,385)   (1,297)
Pension plan costs                                              (361)     (392)
                                                             -------   -------
  Total deferred tax liabilities                              (6,119)   (5,576)
                                                             -------   -------
Bad debts                                                        157       416
Reserves not currently deductible                              1,981     2,157
Carryforward of Canadian income tax benefit                    1,269     1,014
Other                                                            285       245
                                                             -------   -------
  Total deferred tax assets                                    3,692     3,832
                                                             -------   -------
  Net deferred tax liabilities                               $(2,427)  $(1,744)
                                                             =======   =======


A reconciliation of the U.S. statutory rates to the Company's effective tax rates is as follows:

Years ended June 30,                                     1998    1997    1996
                                                         ----    ----    ----
Income tax expense at statutory rate                     35.0%   35.0%   35.0%
State income tax expense net of
 federal income tax benefit                               0.8     2.3     1.5
Amortization of goodwill                                  3.3     2.9     1.8
Non-deductible litigation loss                            3.1       -       -
Other                                                     (.6)     .5      .5
                                                         ----    ----    ----
  Effective tax rate                                     41.6%   40.7%   38.8%
                                                         ====    ====    ====


Total income taxes paid, net of refunds, during the years ended June 30, 1998, 1997 and 1996 was $5,132,000, $6,140,000 and $9,703,000, respectively.
The Company has foreign investment tax credits approximating $1,300,000 and domestic and foreign net operating loss carryforwards approximating $900,000 and $4,100,000, respectively, with respect to its acquisition of Bionaire. Utilization of these carryforwards is subject to limitation and such carryforwards expire starting in 2011 for domestic and 2001 for foreign.


7. Pension and Retirement Plans

The Company has noncontributory defined benefit pension and retirement plans covering salaried and certain hourly employees. The components of the net periodic pension cost of the plans are as follows (in thousands):

Years ended June 30,                               1998      1997      1996
                                                   -------   -------   -------
Service cost-benefits earned during the period     $   705   $   663   $   566
Interest cost on projected benefit obligation          928       879       826
Actual return on plan assets                        (3,616)   (1,416)   (2,528)
Net amortization and deferral                        2,379       286     1,631
                                                   -------   -------   -------
Net periodic pension expense                       $   396   $   412   $   495
                                                   =======   =======   =======


The following table sets forth the plans' funded status and the amounts included in the Company's Consolidated Balance Sheets (in thousands):

at June 30,                                                  1998      1997
                                                             -------   -------
Actuarial present value of accumulated benefit obligations:
  Vested                                                     $11,433   $10,529
  Non-vested                                                     731       776
                                                             -------   -------
  Accumulated benefit obligation                              12,164    11,305
Excess of projected benefit obligation over accumulated
 benefit obligation                                            1,565     1,693
                                                             -------   -------
Projected benefit obligation                                  13,729    12,998
                                                             =======   =======

Fair value of plan assets                                     18,388    15,146
                                                             =======   =======
Plan assets in excess of projected benefit obligation          4,659     2,148
Unrecognized net (gain) loss                                  (3,232)     (980)
Unrecognized prior service cost                                  279       700
Unrecognized net transition asset (amortized over 22 years)     (856)     (936)
                                                             -------   -------
Prepaid pension cost                                         $   850   $   932
                                                             =======   =======

As of June 30, 1998, approximately 2% of pension plan assets were invested in cash equivalents, 40% were invested in an intermediate term bond fund which consisted primarily of U.S. Government obligations and 58% were invested in common stocks. Significant pension plan assumptions are as follows:



Years ended June 30,                                     1998    1997    1996
                                                         -----   -----   -----
Discount rate                                            7.25%   7.50%   7.50%
Expected long-term rate of return on plan assets         8.00%   8.00%   8.00%
Salary increase rate                                     4.50%   4.50%   4.50%


The Company has a Savings Plan (401k) which allows employees to make voluntary contributions of up to 15% of annual compensation, as defined. The Company makes partial matching contributions which were $113,000, $119,000 and $95,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

The Company does not provide any postretirement benefits other than pensions.

8. Leases
The Company maintains operating leases on equipment, warehouse and office properties. Rental expense under such leases amounted to $1,394,000, $1,800,000 and $790,000 for the years ended June 30, 1998, 1997 and 1996, respectively. Future rental commitments under noncancellable operating leases with a remaining term in excess of one year at June 30, 1998 are as follows: 1999, $1,243,000; 2000, $1,912,000; 2001, $689,000; 2002, $582,000; 2003, $566,000;
thereafter, $1,410,000.


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

A combined summary of the status of the Company's two fixed stock option plans at the end of 1998, 1997 and 1996, and changes during these years is presented below:
                                          1998              1997              1996
                                    ---------------   ---------------   ---------------
                                            Weighted-         Weighted-         Weighted-
                                    Number   average  Number   average  Number   average
                                      of    exercise    of    exercise    of    exercise
Fixed options                       shares    price   shares    price   shares    price
                                    ---------------   ---------------   ---------------
Outstanding at beginning of year    828,091   14.74   687,821   15.07   537,555   11.98
Granted                             177,200   15.60   202,100   14.73   177,000   23.87
Exercised                           (35,080)   7.25   (14,180)   9.71   (14,734)   2.05
Forfeited                           (84,900)  18.41   (47,650)  21.00   (12,000)  19.22
                                    ---------------   ---------------   ---------------
Outstanding at end of year          885,311   14.86   828,091   14.74   687,821   15.07
                                    =======           =======           =======

Options exercisable at year end     492,037           435,579           319,161
                                    =======           =======           =======


The following table summarizes information about fixed stock options outstanding at June 30, 1998.

                            Options Outstanding                                   Options exercisable
                            -------------------                                   -------------------
    Range of            Number        Weighted-average                       Number
    exercise         outstanding         remaining     Weighted-average    exercisable       Weighted-average
     prices           at 6/30/98      contractual life       price          at 6/30/98        exercise price
---------------         -------             ---             ------            -------             ------
                                         (in years)
$0.19                    90,161             1.4             $ 0.19             90,161             $ 0.19
$11.125 - 16.00         569,300             7.7              14.11            248,976              13.03
$19.50 - 25.625         225,850             7.0              22.35            152,900              21.97
---------------         -------             ---             ------            -------             ------
Total                   885,311             6.9             $14.86            492,037             $13.46
===============         =======             ===             ======            =======             ======


The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $5.89, $5.87 and $7.33, respectively, on the date of grant using the Black Scholes option-pricing model with the following assumptions: expected dividend yield of 1.94%, 1.83% and 1.82% for 1998, 1997 and 1996, respectively; weighted average risk-free interest rate of 5.57% for 1998 and 6.50% for 1997 and 1996; expected volatility factor of 31.73%, 30.83% and 17.28% for 1998, 1997 and 1996, respectively; and a weighted-average expected life of eight years.

Since the Company applies APB Opinion No. 25 in accounting for its plans, no compensation expense has been recognized for its stock options in the financial statements. Had the Company recorded compensation expense based on the fair value at the grant date for its stock options under FAS 123, the Company's net earnings and earnings per share would have been reduced by approximately $641,000 or $0.07 per diluted share in 1998, approximately $582,000 or $0.06 per diluted share in 1997 and approximately $414,000 or $0.04 per diluted share in 1996. Pro forma net earnings reflect only options granted during 1998, 1997 and 1996. Therefore, the full impact of calculating compensation expense for stock options under FAS 123 is not reflected in the pro forma net earnings amounts presented above, because compensation expense is reflected over the options' vesting period of four years. Compensation expense for options granted prior to July 1, 1995 is not considered.

The Company provides an incentive compensation plan for certain members of management. Bonuses under the plan are paid based upon achievement of individual goals as well as the Company's performance as measured by actual earnings from operations compared to budgeted earnings from operations. Bonuses under the plan were $725,000 for 1998, $392,000 for 1997 and $750,000 for 1996.


10. Litigation and Restructuring Charges
During 1998, the Company recognized a litigation charge of $3.8 million ($3.0 million after tax) relative to the settlement of a lawsuit in Montreal. In the litigation, several former shareholders of Biotech Electronics Ltd. ("Biotech"), claimed that they were underpaid for their stock by the majority shareholders and filed a lawsuit against Biotech and the majority shareholders. Biotech was the predecessor of Bionaire which, following the April 1996 acquisition, was merged into the Company's wholly-owned subsidiary, Rival Canada. The lawsuit originated in 1985 (over 10 years prior to the acquisition). In 1998 the Canadian Court of Appeal affirmed a failure to disclose information by the stock purchasers and increased the damage award from CDN $0.2 million to CDN $2.9 million together with interest and other costs that increased the total judgment to CDN $7.2 million. Such judgment was a joint and several obligation of Rival-Canada and the co-defendants. During June 1998, the Company obtained a settlement in which the plaintiffs dropped all actions against Biotech Electronics, Bionaire and Rival and released the Company and its affiliates from further liability. The U.S. $3.8 million expense incurred relative to the settlement and related legal costs has been included in the accompanying consolidated statement of earnings as other non-operating expense.

A restructuring charge of $3.0 million was recognized in fiscal 1997 as a result of the decision to close the Montreal, Canada production and shipping facility together with the consolidation of certain Canadian administrative functions. The Montreal facility was acquired as part of the Bionaire acquisition in April 1996.

The charge consisted of estimated cash expenditures for employee termination costs, including severance pay and related benefits for approximately 100 people and estimated future leasehold costs in excess of projected rentals to be received from subleasing the facility through June 2000.

The following table reflects the activity recorded for the charge in fiscal
1998 and 1997 (in thousands):

                                             Employee     Lease
                                            Severance  Termination     Total
                                              -----      -------      -------
Reserve established                           $ 500      $ 2,500      $ 3,000
Cash payments - fiscal 1997                    (331)        (457)        (788)
Cash payments - fiscal 1998                    (169)      (1,034)      (1,203)
                                              -----      -------      -------
Reserve remaining at June 30, 1998            $   -      $ 1,009      $ 1,009
                                              =====      =======      =======


11. Subsequent Event
In July 1998, the Company announced its plans to close two of its seven manufacturing plants, to expand its current operations in Warrensburg and Sedalia, Missouri and to outsource additional production with overseas suppliers. The plans also call for closing three distribution centers. As a result of the restructuring, the Company expects to incur charges for severance, facility shutdowns and related costs of approximately $7.5 million during the year commencing July 1, 1998.


12. Contingencies
The Company is party to various product liability lawsuits relating to its products and incidental to its business. The Company believes that many of the personal injury and damage claims brought against it arise from the misuse or misapplication of the Company's products and rarely involve manufacturing defects. In such cases, the Company vigorously defends against such actions. Historically, product liability awards have rarely exceeded the Company's individual per occurrence self-insured retention. There can be no assurance, however, that the Company's future product liability experience will be consistent with its past experience. The Company believes that the ultimate conclusion of the various pending claims and lawsuits of the Company will not have a material adverse effect on the consolidated financial statements of the Company.


13. Business Segments
The Rival Company manages its operations through four business units: kitchen electrics and personal care ("kitchen electrics"), home environment, industrial and building supply ("industrial") and international. The kitchen electrics business unit sells products including Crock-Pot (REGISTERED TRADEMARK) slow cookers, toasters, ice cream freezers, can openers, fryers and massagers to retailers throughout the U.S. The home environment business unit sells products including fans, air purifiers, humidifiers, electric space heaters, utility pumps, showerheads and household ventilation to retailers throughout the U.S. The industrial group sells products including industrial fans and drum blowers, household ventilation, ceiling fans, door chimes and electric heaters to electrical and industrial wholesale distributors throughout the U.S. The international business unit sells the Company's products outside the U.S.

The Company is reporting business segment information in accordance with the provisions of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" which was issued in June 1997. Prior to a series of acquisitions which occurred between April 1995 and April 1996, the Company had only one business segment. Because of the broadening of the product line and the diversification of the customer base which resulted from these acquisitions, the Company began to manage its operations using the business unit approach in fiscal 1997. Business unit information for fiscal 1996 is not reported, as it would be impracticable to create such information.

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

Summary financial information for each reportable segment, together with non-business unit results consisting of sales directly to consumers, is as follows
(in thousands):

                              Kitchen        Home
Fiscal 1998                  Electrics    Environment    Industrial   International    Other         Total
                             --------       --------       -------       -------       ------       --------
Net sales                    $191,828       $104,920       $29,961       $43,703       $6,507       $376,919
Gross profit                   48,631         24,059         7,771        11,886        3,529         95,876
Selling expenses               21,007         12,831         7,952         6,746        1,519         50,055
Contribution margin            27,624         11,228          (181)        5,140        2,010         45,821
Inventory                      43,164         39,898        12,782         5,870            -        101,714
Accounts receivable            35,829         29,185         6,174         3,918            -         75,106

                              Kitchen        Home
Fiscal 1997                  Electrics    Environment    Industrial   International    Other         Total
                             --------       --------       -------       -------       ------       --------
Net sales                    $188,803       $116,485       $30,750       $35,825       $4,602       $376,465
Gross profit                   49,985         25,384         8,093        11,632        2,916         98,010
Selling expenses               20,217         14,462         8,506         5,858        1,309         50,352
Contribution margin            29,768         10,922          (413)        5,774        1,607         47,658
Inventory                      45,221         41,154        12,535         6,377            -        105,287
Accounts receivable            38,049         27,079         7,529         2,006            -         74,663


Revenues and non-current assets by geographic region are as follows (in thousands):

                                                                                   Latin America
Fiscal 1998                              United States     Canada        Europe      and Other        Total
                                            --------       -------       ------       -------       --------
Revenues                                    $333,216       $23,592       $8,753       $11,358       $376,919
Non-current assets                           108,676           457        2,097             -       $111,230

                                                                                   Latin America
Fiscal 1997                              United States     Canada        Europe      and Other        Total
                                            --------       -------       ------       -------       --------
Revenues                                    $340,640       $22,419       $9,531       $3,875        $376,465
Non-current assets                           109,501         3,152        1,849            -        $114,502


14. Unaudited Quarterly Financial Data

Unaudited quarterly financial data is as follows (amounts in thousands except per share amounts):

Fiscal 1998              Sept. 1997    Dec. 1997    March 1998    June 1998
                           -------      --------      -------      -------
Net sales                  $96,697      $127,852      $70,851      $81,519
Gross profit                25,578        34,172       17,652       18,474
Operating income             8,545        14,786        3,010        3,390
Net earnings               $ 3,726      $  7,437      $   267      $(2,223) (a)
                           =======      ========      =======      =======
Net earnings per
 share (diluted)           $  0.39      $   0.77      $  0.03      $ (0.24)
                           =======      ========      =======      =======

Fiscal 1997              Sept. 1996    Dec. 1996    March 1997    June 1997
                           -------      --------      -------      -------
Net sales                  $99,650      $121,566      $74,828      $80,421
Gross profit                28,583        35,046       14,340       20,041
Operating income            11,228        16,682       (4,153)       4,375
Net earnings               $ 5,276      $  8,594      $(4,338)     $ 1,153
                           =======      ========      =======      =======
Net earnings per
 share (diluted)           $  0.53      $   0.86      $ (0.44)     $  0.12
                           =======      ========      =======      =======

(a) Reflects $3.0 million after tax litigation settlement (Note 10).


Independent Auditors' Report

The Board of Directors and Stockholders
The Rival Company:

We have audited the accompanying consolidated balance sheets of The Rival Company and subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rival Company and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

Kansas City, Missouri
August 3, 1998

Investor Information

Corporate Headquarters
800 East 101st Terrace
Kansas City, Missouri 64131
[816] 943-4100


SEC Form 10-K
Stockholders may receive a copy of the Company's 1998 Annual Report to the Securities and Exchange Commission on Form 10-K free of charge by writing to the Office of the Secretary.


Annual Meeting
The 1998 annual meeting of shareholders will be held at 9:00 a.m., Central Standard time, on Wednesday, November 11, 1998, at the Doubletree Hotel, 10100 College Boulevard, Overland Park, Kansas. Formal notice of the meeting, a proxy statement and proxy form will be mailed separately to all shareholders of record at the close of business on September 14, 1998. Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.


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

The following table shows the range of high and low sales prices of the Company's common stock for fiscal 1998 and 1997.

Fiscal 1998                                                   High        Low
                                                             ------     ------
First Quarter ended September 30                             $20.38     $14.13
Second Quarter ended December 31                              16.50      12.75
Third Quarter ended March 31                                  17.25      13.00
Fourth Quarter ended June 30                                  18.00      13.00

Fiscal 1997                                                   High        Low
                                                             ------     ------
First Quarter ended September 30                             $23.25     $17.75
Second Quarter ended December 31                              24.88      21.25
Third Quarter ended March 31                                  24.31      21.00
Fourth Quarter ended June 30                                  21.88      13.50


At June 30, 1998, there were 9,396,227 shares outstanding and 180 stockholders of record. A substantial number of shares of common stock are held in "street name." The number of individual stockholders is believed to be approximately 3,000.


Dividends
The Board of Directors approved a quarterly dividend of $0.07 per share payable in September 1998. Future dividend payments are subject to approval of the Board of Directors. The Company paid dividends of $0.26 per share in fiscal 1998 and $0.24 per share in fiscal 1997.

Directors and Executive Officers

Board of Directors
Thomas K. Manning (1)
Chairman of the Board and Chief Executive Officer

William L. Yager,
President and Chief Operating Officer

Darrel M. Sanders,
Senior Vice President-Operations

Jack J. Culberg (1)
Investor and former Chairman of the Board of The Rival Company

Todd Goodwin (1, 2)
Partner, Gibbons Goodwin van Amerongen,
Investment bankers

John E. Grimm III (2)
Chairman and Chief Executive Officer, Midbrook, Inc., Consultants

Lanny R. Julian (2, 3)
President, Donlan Marketing Group, L.L.C., a marketing consulting company

Noel Thomas Patton (3)
Investor and former owner of Patton Electric Company, Inc.

Beatrice Smith, Ph.D. (1, 3)
Dean, College of Human Environmental Sciences,
University of Missouri - Columbia

1 Member, Executive Committee
2 Member, Compensation and Stock Option Committee
3 Member, Audit Committee

Officers
Thomas K. Manning,
Chairman of the Board and Chief Executive Officer

William L. Yager,
President and Chief Operating Officer

W. Mark Meierhoffer,
Senior Vice President-Finance and Administration

Darrel M. Sanders,
Senior Vice President-Operations

Neal Bastick,
Vice President-International Sales

Mark S. Bittner
Vice President-Kitchen Electric Sales

Stanley D. Biggs, Vice President,
Treasurer and Corporate Secretary

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

(COPYRIGHT) The Rival Company 1998